Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702[redacted]
в Закрытом акц[redacted]пегазбанк» г.Сургут,
МФО банка (БИ
кор. счет банка . 8602060555

02049840

«16» 08 № 46-192

SEC MAIL PROCESSING
RECEIVED
SEP 0 5 2002
WASH. D.C. 155 SECTION

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you Quarterly Report of OJSC Surgutneftegas for the second quarter of 2002. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 188 pages.

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Yours sincerely,

A.N.Serebriakov

dlw 9/10

Deputy Head of
Securities Department

628400,	Тел.:	42-61-33	1, Kukuyevitskogo Str.,	Tel.:	42-61-33
Российская Федерация,		42-60-30	Surgut, Tyumen Region,		42-60-30
Тюменская область,	Телекс	735525 SEVER RU	Russian Federation,	Telex	735525 SEVER RU
г.Сургут,	Факс	42-64-95	Zip Code 628400	Fax	42-64-95
ул.Кукуевицкого, 1	Телетайп	314594 SEVER RU		Teletype	314594 SEVER RU

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes No. 2p. as of 7.08.2002

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

II QUARTER 2002

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Acting Director General N.I. Matveev____________
(signature)

Chief Accountant M.N.Globa____________
(signature)

31.07.2002

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: ***AMolchanov@msk.surgutneftegas.ru***

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organizational and legal form.
Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.
The date of the State registration of the Issuer: ***27.06.1996***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***12-4782***
The body that conducted the State registration: ***Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***05.03.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, g as a nd condensate p roduction within Y aunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***18.12.1996***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil a nd g as p roduction w ithin S olkinsky l icensed a rea (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***18.12.1996***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***

Date of issue: ***05.03.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Synyegansky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalinsky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Khorlorsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***455/SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Zapadno-Kamynsky licensed area***

Number: ***KhMN #01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, exploration and estimation of oil fields within Numtoysky exploration block***

Number: ***KhMN #01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas exploration and production within Severo-Seliyarovsky licensed area***

Number: ***KhMN #01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN #01062 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuyskoye, Russkinskoye, Rodnikovoye and Konitlorskoye oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***

Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***

Date of issue: ***23.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00863 VE***

Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00847 VE***

Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 00840 VE***

Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhnesortymskoye oil field***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alyekhinskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorskoye oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymskaya area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovoye oil field***

Number: ***KhMN 00021 TREIO***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00067 TB2BK***
Date of issue: ***26.04.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***TYuG - 00083***

Date of issue: ***18.08.1997***
Date of expiry:
The body that issued the license: ***Tyumen Territorial Inspection Board of Gosgeonadzor (the State geological supervision) of RF***
Range of activity: ***topography-geodesy and mapping activity***

Number: ***85M/98/0103/007/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***elaboration of technical (permissible) standards as to contaminant effluent into natural environment, waste placement***

Number: ***85M/98/0104/008/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental certification of equipment, factories, production and natural installations, and territories***

Number: ***85M/98/0105/020/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing activities to determine Environment Impact Estimation to be applied to enterprises including those being engineered***

Number: ***62AN #04-4170***
Date of issue: ***01.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment, materials, and welded joints check with non-destructive methods***

Number: ***62RT #04 - 4253***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects maintenance***

Number: ***62RT #10-1487***
Date of issue: ***18.08.2000***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment maintenance for plants and units of trunk pipeline transportation***

Number: ***62P-03/02-3048***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62P-03/01-3042***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62S-03/01-3043***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of a ctivity: ***construction of objects and production for oil and gas industry***

Number: ***62E-03/01-3044***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas industry facilities and production***

Number: ***62P-03/10-972***
Date of issue: ***29.06.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mining plants (installations) design***

Number: ***62I-03/01-3045***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment manufacturing for oil and gas production entities***

Number: ***62O-03/01-3047***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment and materials check with non-destructive methods***

Number: ***62O-03/01-3050***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing technical diagnostics (examination) of equipment***

Number: ***62R-03/01-3046***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3051***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3056***
Date of issue: ***13.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62K-03/01-3049***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***personnel training (basic professions) at specialised courses for industrial factories and objects under the control of Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***86***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.1997***
Date of expiry:

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***AA 000775***
Date of issue: ***17.01.2000***
Date of expiry:
The body that issued the license: ***GUGIBDD MVD of Russia***
Range of activity: ***development of traffic signs dislocation, road marking schemes, and local and temporary schemes of traffic organization***

Number: ***10000/0100/2***
Date of issue: ***13.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***10000/0100***
Date of issue: ***27.03.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***10000/0100/1***
Date of issue: ***13.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activity: ***acting as a customs broker***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***cadastre survey, land development, inventory of land of any category***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activity: ***pharmaceutical activity***

Number: ***5638/1167***
Date of issue: ***08.09.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***

Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***1712324***
Date of issue: ***30.03.2000***
Date of expiry:
The body that issued the license: ***UGPS UVD (State Fire Protection Division of Internal Affairs Administration) of Khanty–Mansiysky Autonomous Okrug***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except deep impregnation)***

Number: ***10505/920054***
Date of issue: ***12.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***RK 10215***
Date of issue: ***01.03.2000***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russia***

Range of activity: ***geodesy and mapping activity***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry:
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***

Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of boarding house "Lermontovo" belonging to the health trust "Surgut"***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation, Nizhnevartovsk Customs***
Range of activity: ***setting up a custom warehouse***

Number: ***KhMN 00109 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Mineral Resources Committee***
Range of activity: ***hydraulic filling and sand piling***

Number: ***KhMN 00110 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Larkinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky licensed area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***mineral resources geological study within Novo-Nadymsky exploration block (Northern part)***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***

Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***FLTs 025094/1***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of OT "Surgut")***

Number: ***000256***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Services Voluntary Certifying System for Rest Centers (Recreation Centers)***
Range of activity: ***application of the conformity mark of "Services Voluntary Certifying System for Rest Centers (Recreation Centers)"***

Number: ***000257***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Services Voluntary Certifying System for Rest Centers (Recreation Centers)***
Range of activity: ***application of the conformity mark of "Voluntary Certifying Services System for Rest Centers (Recreation Centers)"***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR #01-6565***
Date of issue: ***08.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works in using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry:
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry:
The body that issued the license: ***Gosstroi (State Committee for Building) of RF***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry:
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***

Date of issue: ***15.01.2002***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of trunk pipeline transport***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Bittemskoye oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Tromyeganskoye oil field***

Number: ***KhMN #01602 VE***
Date of issue: ***20.02.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking, and industrial water supply within Khorlorskoye oil field***

Number: ***62EK #10-2004***
Date of issue: ***07.02.2002***

Date of expiry:
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry:
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Zapadno-Chigorinsky licensed area***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production and use of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Yuzhno-Lyaminsky licensed area***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, hydrocarbons exploration and estimation within Novo-Nadymsky licensed area (Southern part)***

13. Taxpayer's Identification Number.

8602060555

14. Industries the Issuer is involved in.

OKONKh Codes:
11210
61110
69000
85120
85130

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul.Kukuyevitskogo,1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail***: secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor

Name: ***Limited Liability Company "Auditing Firm "Aval"***
Location: ***Moscow***
INN: ***7703107913***
Mailing address: ***127410, Moscow, Altufievskoe Shosse, 35***
Tel.: ***(095) 283-31-37*** Fax: ***(095) 282-73-39***
E-mail: ***aval@fdp.ru***

Information on Auditor's license:
Number: ***008169***
Date of issue: ***19.04.2000***
Date of expiry: ***18.04.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on Organizations Accounting Rights for the Issuer's Securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***

Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***none***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar keeps the Issuer's registered securities files: ***02.04.1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's Depository.
No depository

19. The Issuer's Participants.
Total number of shareholders (participants): ***46,537***

Shareholders (participants) holding at least 5% of the Issuer's charter capital:

19.1 Name: ***Non-state Pension Fund "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628415, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Share in the Issuer's charter capital: ***8.1%***
Shareholders (participants) holding at least 25% of the charter capital of Issuer's shareholder (participant):
no such persons

20. The structure of administrative bodies of the Issuer

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter

for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period.

At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times. Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid as well as through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;

20) to increase the Company's charter capital through increase in par value of shares;

21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;

22) to approve in-house documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents)

The competence of the Board of Directors includes the following issues:
1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:
additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the

ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;

additional preferred shares through public subscription;

additional shares at the expense of the Company's property;

9) to approve the report on the results of issue and purchase of the Company's shares by the Company;

10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;

11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;

12) the placement by the Company:

bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;

bonds and other issuing securities if they are not convertible into the Company's shares under the subscription terms;

13) to determine the market value of the Company's property;

14) to purchase and buy back shares, bonds and other securities in cases stipulated by the Company's Charter;

15) to manage shares purchased and bought back by the Company as well as the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;

18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;

19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;

20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;

21) to establish branches and to open representative offices of the Company;

22) to amend the Company's Charter brought about by newly established branches and representative offices as well as their liquidation;

23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";

24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya

"Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;

25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):

The competence of Director General of the Company includes the following:

- ***to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;***
- ***to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;***
- ***within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;***
- ***to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;***

- *to deal with issues concerning investments to develop enterprises and organizations;*
- *to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;*
- *to approve the manning table, the maintenance budget, the amount and the type of remuneration of labour paid to the Company's employees, Labour Internal Regulations and duty regulations for all categories of the Company's employees;*
- *to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labour treaties (contracts) with the employees on behalf of the Company;*
- *to tackle the issues related to the social development of the Company and its subsidiaries;*
- *to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.*

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

21. Members of the Issuer's Board of Directors (Supervisory Board).

The Board of Directors
Chairman: ***Usoltsev Alexander Viktorovich***

Members of the Board of Directors:
Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of prospecting and exploration division***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***

Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Anziriayev Yury Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Mugu Baizet Yunusovich
Date of birth: ***1953***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***

Position: ***Director General***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1997 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer of oil and gas production division "Bystrinskneft"***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Usoltsev Alexander Viktorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***

Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter:
The information is confidential

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: ***1997 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: ***1997 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Fedorov Sergei Anatolievich
Date of birth: ***1956***

Positions within last 5 years:
Period: ***1997 - 1997***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***Non-state provision of pensions***
Position: ***Executive director***

Period: ***1997 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Securities Department Director***

Period: ***2000 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***

Position: ***President***

Period: ***1997 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

The Issuer's collegiate executive body has not been formed.
Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky district, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Yourievskneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, PO Box 23, Promzona, trust "Surgutneftegeofizika"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***

Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***

Name: ***Open Joint Stock Company "Surgutpolimer"***

Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Nekrasova, 11, k.501***
The Issuer's share in the legal entity's charter capital: ***5.97%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul.Germana, 20***

The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestoy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***6 28400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Kurnosov Petr Gennadievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.2 ***Rezyapov Alexander Fillipovich***
The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.3.3 ***Kurnosov Petr Gennadievich***
The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.4 ***Vildanov Ilgizar Adgamovich***
The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.0006%***

25.4 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.5 Name: ***Limited Liability Company Marketing Association "Tverneftеprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.003%***

25.6 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Savenkov Sergei Vasilievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.7 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***2.4%***
Officials:

25.7.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.8 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.9 Name: ***Limited Liability Company "Yurievskneft"***

Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika", P.O. Box 23***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.10 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

> 25.10.1 ***Shilyakov Vladimir Mikhailovich***
> The person's functions: ***Individual executive body***
> The person's share in the Issuer's charter capital: ***0.00007%***

25.11 Name: ***Limited Liability Company Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

> 25.11.1 ***Somov Vadim Evseevich***
> The person's functions: ***Individual executive body***
> The person's share in the Issuer's charter capital: ***0.006%***

25.12 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

> 25.12.1 ***Tatarchuk Valery Grigorievich***
> The person's functions: ***member of the Board of Directors (supervisory board)***
> The person's share in the Issuer's charter capital: ***0.005%***

25.13 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***

Officials:

25.13.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.14 Name: ***Limited Liability Company "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.01%***
Officials:

25.14.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.15 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***
The entity's share in the Issuer's charter capital: ***0%***
Officials:

25.15.1 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.2 ***Usoltsev Alexander Viktorovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.008%***

25.15.3 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.4 ***Nuryaev Anatoly Sergeevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.04%***

25.15.5 ***Somov Vadim Evseevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***

The person's share in the Issuer's charter capital: ***0.006%***

25.15.6 ***Khusainov Zinur Mirsalikhiyanovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.16 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***
The entity's share in the Issuer's charter capital: ***0.000008%***
Officials:

25.16.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.16.2 ***Pospelova Nataliya Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.16.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.16.4 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.16.5 ***Korol Andrey Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.16.6 ***Pastukhova Galina Aphanasievna***
The person's functions: ***Member of the of collegiate executive***
The person's share in the Issuer's charter capital: ***0.0001%***

25.16.7 ***Bogdanov Vladimir Leonodovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.16.8 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.16.9 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.16.10 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.16.11 ***Kisselev Nikolai Viktorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.16.12 ***Burtsev Gennady Alekseevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.16.13 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.16.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.16.15 ***Ashikhmin Vladimir Petrovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.17 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***
The entity's share in the Issuer's charter capital: ***0.4%***
Officials:

25.17.1 ***Piskunov Alexander Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.18 Name: ***Open Joint Stock Company "Surgutpolimer"***

Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.19 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials

25.19.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.005%***

25.19.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.19.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.19.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.20 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.20.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.20.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***

The person's share in the Issuer's charter capital: ***0.0005%***

25.21 Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.23 Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, Tyumen, ul. Nekrasova, 11, k.501***
The Issuer's share in the legal entity's charter capital: ***5.97%***
The entity's share in the Issuer's charter capital: ***no share***

25.24 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.24.1 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer.
26.1 Name: ***Limited Liability Company "Neftegas-Reserve"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***0.004%***

26.2 ***Eremenko Oleg Vladimirovich***
The person's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Open Joint Stock Company "Lennefteprodukt"***
Location: ***RF, St.Petersburg, Frunzensky District***

Mailing address: ***192007, RF, St.Petersburg, Ligovsky pr., 237***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.4 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.5 ***Voronin Georgy Sergeevich***
The person's share in the Issuer's charter capital: ***0.002%***

26.6 ***Klinovsky Alexander Eduardovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.7 ***Lunkov Yury Dmitrievich***
The person's share in the Issuer's charter capital: ***0.0003%***

26.8 Name: ***Limited Liability Company "InvestContractLtd"***
Location: ***RF, Moscow***
Mailing address: ***101000, RF, Moscow, ul.Myasnitskaya, 34***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.9 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.10 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul. Marata, 20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities
See items 24, 25,26

28. The share of the Issuer's affiliated entities as well as their founders and officials in the Issuer's charter capital.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.
Name: ***Non-state Pension Fund "Surgutneftegas"***
Share: ***9.6%***

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***

The Issuer's position and functions in the organization: ***member of the Association***

31. The Issuer's branches and representative offices.

Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul.Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2002***

32. The number of the Issuer's employees.

The average number of the Issuer's employees including those in the branch and representative offices for the accounting period: ***85,685***

33. Description of the Issuer's basic activities.

General industry development

In the first half of 2002 domestic oil production rose 8.5% to 182.2 million tons and domestic gas production rose 2.5% compared to the first half of 2001.
Domestic refining output in 1H2002 grew 1.6% compared to the same period of the previous year. Better performance of the Company during 1H2002 against 1H2001 was sustained by higher oil and oil product prices at international markets. Oil and gas production grew 11.5% and 17% respectively; production drilling and exploratory drilling increased by 14% and 8% respectively. During the reporting period the Company produced 13% of all Russian oil.
In 1H2002 the Company refined some 7.3 million tons at its refinery, PA "Kirishinefteorgsintez", which is a leader among other Russian refineries in terms of output.
The future of the industry will depend on oil and oil product prices and the taxation system whose task is to spur investments and production.

Basic activities and their share in total revenue.
Basic activities of the Company include oil production and sales of oil and oil products. The Company's revenue from oil production for three financial years prior to the year of the reporting quarter as well as for two quarters of 2002 are shown in Table 1.

Table 1

Basic activities of OJSC "Surgutneftegas"	***Share in total revenue (sales proceeds), (%)***				
	1999	***2000***	***2001***	***1Q2002***	***2Q2002***
Sales of oil and oil products	***90.2***	***96.0***	***92.7***	***93.5***	***93.4***

The types of products bringing over 10% of the Company's revenue during 1999 – 2001 as well as in the first two quarters of 2002 are oil and oil products including those being exported.

Sources of raw materials, materials and services

The supplier providing more than 10% of all the inventory holdings deliveries in the quarter under review is Baker Oil Tools Distributor (21.19%).
Import share in total inventory holdings deliveries of the Issuer in 2Q2002 amounted to 24.6%.
Financial position of the Company allows us to ensure the further availability of sources of finance for inventory holdings.

Marketing outlets for the Issuers' products (work, services)

There are no consumers whose share in the Company's total sales proceeds during 2Q2002 amounted to more than 10%.
Some major negative factors that can affect the future efficiency of the Company's sales include more stringent tax policy, higher rates for oil and oil product transportation, higher export duties, and poor oil price situation.

Practical activities towards reserves

At present, the working capital policy of the Company focuses on:
- *reduction of a portion of current assets included in the settlements with consumers;*
- *constant analysis and control over collection of receivables;*
- *asset liquidity valuation;*
- *analysis and control over asset turnover.*

The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No. 7-12/47 of March 31, 1994.
The inventory turnover ratio is calculated as a ratio of cost of sales to average remaining stock during a certain period of time.

$$\text{Inventory turnover ratio} = \frac{\text{Cost of sales}}{\text{Annual average value of inventory reserves}}$$

The inventory turnover ration for the second quarter of 2002 = 1.6

Seasonal character of activities

The character of OJSC "Surgutneftegas" activities is not seasonal.

The major competitors

The Company sells its oil and oil products at domestic markets and in CIS and non-CIS countries. In this connection, the Company's competitiveness largely depends on the location of refineries and marketing entities of other oil companies that are major competitors of the Company.

34. Investment declaration. The description of the Issuer's activities.
Presented by investment funds only

35. Plans of the Issuer's future activities.
This year the Company is planning to further develop all spheres of its activity, that is oil and gas production, oil refining, gas processing and oil products marketing. To achieve that, the Company is planning to increase its capital investments by 9%.
On production side, the Company's activities are focused on expansion of its resource base and oil and gas production growth. In 2002 crude output will rise to 48 million tons (a 9% increase), gas production will reach 11.4 billion cubic meters. We will continue to expand our resource base through both exploration of licensed fields and acquisition of promising oil and gas sites. 6 new oil fields are to be brought onstream during this year.
In 2002 the Company will proceed with the implementation of its gas-energy program which envisages construction of gas turbine power plants at remote fields to supply production facilities located on these fields with electric power. In the long term prospective we are planning to put into commission 10 gas turbine power plants that will allow us to reduce the volume of purchased electric power by 25%.
The modernization of gas processing assets acquired in 2001 will contribute to the development of gas processing sphere. The Company is planning to process about 3 billion cubic meters of gas in 2002.
On oil refining side, the Company will upgrade production facilities at Limited Liability Company "PA "Kirishinefteorgsintez" and continue construction of the hydrocracking complex. During the current year we will refine some 17 million tons of oil.
The development of the Company's marketing sector will imply higher competitiveness, stronger positions at current markets and entering new markets.

36. Information on the Issuer's charter capital.
The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:
Ordinary shares:
  total volume (RUR): ***35,725,994,705***
  share in the charter capital: ***82.264899%***
Preferred shares:
  total volume (RUR): ***7,701,998,235***
  share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:
no such share

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in the management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.
no such shares

39. The material agreements and obligations of the Issuer.
no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities converted into shares.
The Issuer has no obligations in respect of the issue of shares and securities converted into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***13.05.1999***
The body that imposed the sanction: ***Nadym Environment Protection Committee***
Reasons for imposing: ***unauthorized occupation of land without the positive decision of land examination and land allotment committee***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***50***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.06.1999***
The body that imposed the sanction: ***Surgut Environment Protection Committee***
Reasons for imposing: ***oil spillage***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***500***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***Land Resources and Planning Committee of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The description of litigations, which were going on or finished in the reporting quarter, and which may substantially affect the activities of the Issuer.

In the reporting quarter, there were no such litigations, which could have substantially affected the activities of the Issuer.

The description of reasons for all proceeding or completed inspections of the Issuer carried out by state structures, as well as description of official examinations of the Issuer carried out at its participants' (shareholders') demand:

In the reporting quarter there were no proceeding or completed inspections of OJSC "Surgutneftegas".

42. Important facts (events, actions), which took place in the reporting quarter.

The date of fact (event, action): ***5.04.2002***
The code: ***1200155A05042002***

- ***Type of a general meeting (annual, extraordinary): annual;***
- ***Form of a general meeting: a meeting;***
- ***Date of a general meeting: March 30, 2002;***
- ***Venue of a general meeting: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Entuziastov, 32;***
- ***Quorum of a general meeting: the Meeting was attended by persons included in the list of those having right to participate in the Meeting and holding 27,998,765,437 (twenty seven billion nine hundred and ninety eight***

million seven hundred and sixty five thousand four hundred and thirty seven) votes which is 78.3845% of the total number of shares of the Company voting at the Meeting.

In accordance with the Law of the Russian Federation "On Joint Stock Companies" the Meeting is legally qualified (has a quorum).

- *Items put to the vote and the results of the vote:*

1. *Approval of the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001".*
2. *Approval of the distribution of profit (loss) for 2001 of OJSC "Surgutneftegas", including dividend payment (declaration), approval of terms and a from of dividend payment.*
3. *Election of the Board of Directors of OJSC "Surgutneftegas".*
4. *Election of the Auditing Commission of OJSC "Surgutneftegas".*
5. *Approval of the Auditor of OJSC "Surgutneftegas".*
6. *Making alternations and amendments to the Charter of the OJSC "Surgutneftegas"*
7. *Making alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting*
8. *Approval of the Regulations on the Board of Directors of OJSC "Surgutneftegas"*
9. *Making alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas"*
10. *Approval of transactions, which may be effected between OJSC "Surgutneftegas" and the interested party in the course of general business activity (in the order stipulated by item 6, article 83 of the Federal Law of the RF "On Joint Stock Companies").*

The results of the vote by ballot papers on Item 1:

- *number of affirmative votes is 27,858,334,354 – 99.3758% of the number of the votes at the meeting;*
- *number of negative votes is 145,765,860 – 0.5200% of the number of votes at the meeting;*
- *number of abstaining votes is 4,369,442 – 0.0156% of the number of votes.*

The results of the vote by ballot papers on Item 2:

- *number of affirmative votes is 27,810,445,616 – 99.2049% of the number of the votes at the meeting;*
- *number of negative votes is 190,720,532 – 0.6803% of the number of votes at the meeting;*
- *number of abstaining votes is 3,701,388 – 0.0132% of the number of votes.*

The results of the cumulative vote by ballot papers on Item 3:

- *number of affirmative votes is 249,561,955,647 – 99.9148% of the number of the votes at the meeting;*

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes the candidate received	% of total number of votes at the Meeting
1.	Ananyev Sergei Alexeevich	27,647,452,295	10,9582
2.	Anziryayev Yury Nikolaevich	27,636,403,453	10,9538
3.	Bogdanov Vladimir Leonidovich	28,420,930,474	11,2647
4.	Bulanov Alexander Nikolaevich	27,722,095,287	10,9878
5.	Matveev Nikolai Ivanovich	27,647,084,519	10,9580
6.	Medvedev Nikolai Yakovlevich	27,627,769,919	10,9504
7.	Mugu Baizet Yunusovich	27,585,833,590	10,9337
8.	Usoltsev Alexander Viktorovich	27,685,706,565	10,9733
9.	Fedorov Sergei Anatolyevich	27,588,679,545	10,9349

- *number of negative votes is 127,556,676 – 0.0506% of the number of votes at the meeting;*
- *number of abstaining votes is 1,270,382,067 – 0.5037% of the number of votes.*

The results of the vote by ballot papers on Item 4:

4.1. As to the candidacy of Belousova Tatiana Mikhailovna:

- *number of affirmative votes is 27,693,996,775 – 99.3612% of the number of the votes at the meeting;*
- *number of negative votes is 16,423,662 – 0.0589% of the number of votes at the meeting;*
- *number of abstaining votes is 138,206,877– 0.4959% of the number of votes.*

4.2. As to the candidacy of Komarova Valentina Panteleevna:

- *number of affirmative votes is 27,693,977,154 – 99.3611% of the number of the votes at the meeting;*
- *number of negative votes is 17,093,077 – 0.0613% of the number of votes at the meeting;*
- *number of abstaining votes is 138,191,652– 0.4958% of the number of votes.*

4.3. As to the candidacy of Oleinik Tamara Fedorovna:

- *number of affirmative votes is 27,695,275,701 – 99.3658% of the number of the votes at the meeting;*
- *number of negative votes is 14,378,752 – 0.0516% of the number of votes at the meeting;*
- *number of abstaining votes is 139,513,233 – 0.5005% of the number of votes.*

The results of the vote by ballot papers on Item 5:

- ***number of affirmative votes is 27,814,313,145 – 99.2187% of the number of the votes at the meeting;***
- ***number of negative votes is 55,009,769 – 0.1962% of the number of votes at the meeting;***
- ***number of abstaining votes is 143,747,623– 0.5128% of the number of votes.***

The results of the vote by ballot papers on Item 6:

- ***number of affirmative votes is 27,773,296,162 – 99.0724% of the number of the votes at the meeting;***
- ***number of negative votes is 205,911,297 – 0.7345% of the number of votes at the meeting;***
- ***number of abstaining votes is 28,723,604 – 0.1025% of the number of votes.***

The results of the vote by ballot papers on Item 7:

- ***number of affirmative votes is 27,807,104,911 – 99.1930% of the number of the votes at the meeting;***
- ***number of negative votes is 178,198,666 – 0.6357% of the number of votes at the meeting;***
- ***number of abstaining votes is 28,283,549 – 0.1009% of the number of votes.***

The results of the vote by ballot papers on Item 8:

- ***number of affirmative votes is 27,820,557,362 – 99.2410% of the number of the votes at the meeting;***
- ***number of negative votes is 168,156,109 – 0.5998% of the number of votes at the meeting;***
- ***number of abstaining votes is 24,861,380 – 0.0887% of the number of votes.***

The results of the vote by ballot papers on Item 9:

- ***number of affirmative votes is 27,817,204,249 – 99.2290% of the number of the votes at the meeting;***
- ***number of negative votes is 167,188,886 – 0.5964% of the number of votes at the meeting;***
- ***number of abstaining votes is 29,218,911 – 0.1042% of the number of votes.***

The results of the vote by ballot papers on Item No. 10:

- ***number of affirmative votes is 27,779,688,143 – 99.0952% of the number of the votes at the meeting;***
- ***number of negative votes is 208,097,564 – 0.7423% of the number of votes at the meeting;***
- ***number of abstaining votes is 16,740,196 – 0.0597% of the number of votes.***

As to Item 1 the following resolution is adopted:

"To approve the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001".

As to Item 2 the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001. Declare dividends for 2001: RUR 0.1 per a preferred share of OJSC "Surgutneftegas" and RUR 0.033 per an ordinary share of OJSC "Surgutneftegas"; dividends payment is to be effected within one year: from June 3, 2002 to June 2, 2003 in the order established by the Board of Directors".

As to Item 3 the following resolution is adopted:
"Elect the following Board of Directors of OJSC "Surgutneftegas":

1. *Ananyev Sergei Alexeevich*
2. *Anziryayev Yury Nikolaevich*
3. *Bogdanov Vladimir Leonidovich*
4. *Bulanov Alexander Nikolaevich*
5. *Matveev Nikolai Ivanovich*
6. *Medvedev Nikolai Yakovlevich*
7. *Mugu Baizet Yunusovich*
8. *Usoltsev Alexander Viktorovich*
9. *Fedorov Sergei Anatolyevich*

As to Item 4 the following resolution is adopted:
"To elect the following Auditing Commission of OJSC "Surgutneftegas":
Belousova Tatiana Mikhailovna
Komarova Valentina Panteleevna
Oleinik Tamara Fedorovna".

As to Item 5 the following resolution is adopted:
"To approve OOO "Auditing Company "Aval" as the Auditor of OJSC "Surgutneftegas" for 2002.

As to Item 6 the following resolution is adopted:
"To make alternations and amendments to the Charter of Open Joint Stock Company "Surgutneftegas".

As to Item 7 the following resolution is adopted:
"To make alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting".

As to Item 8 the following resolution is adopted:
"To approve the Regulations on the Board of Directors of OJSC "Surgutneftegas".

As to Item 9 the following resolution is adopted:

"To make alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas".

As to Item 10 the following resolution is adopted:
"To approve transactions, which may be effected between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:
- transaction is aimed at carrying out OJSC "Surgutneftegas" activity and goals stipulated by the Company Charter within the amount of the transaction which Individual Executive Body is entitled to effect, in compliance with the Federal Law of the RF "On Joint Stock Companies" .
The present resolution is valid till Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2002".

The date of fact (event, action): ***5.04.2002***
The code: ***0400155A05042002***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Yurievskneft";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Promzona, "Surgutneftegeofizika" Trust, P.O.Box 23, Surgut, Tyumenskaya Oblast, 628400, Russia;***
- ***The Issuer's share in the charter capital (equity share) of OOO "Yurievskneft":***
- ***Before change: 50%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: April 5, 2002.***

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

There has not been any reorganization of the Issuer, its subsidiaries and subordinated companies in the reporting quarter.

44. Additional important general information on the Issuer.

The persons mentioned in Items 26.2, 26.9 of the report are not affiliated persons of the Issuer but perform the duties of an individual executive body of the legal entities – affiliated persons of the Issuer mentioned in Items 26.1, 26.8. As for natural persons, mentioned in Items 26.4 - 26.7, they perform the

duties of the members of the Board of Directors of the legal entity – the affiliated person of the Issuer, mentioned in Item 26.3. In connection with the fact that according to the "Articles on Quarterly Report of the Securities' Issuer", Item 28 in the electronic form of the quarterly report is not to include information about shares of participation in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.

The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, is figured up to one decimal point, if it is equal to zero, in this case the data is figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, it is equal to zero.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
Not subject to presentation for the reporting period.

46. Accounting reports of the Issuer for the reporting quarter.
see Appendix

47. Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the reporting quarter.
No such facts

The volume of the Issuer's assets as of the end of the quarter, prior to the reporting quarter:
RUR 450,171,928 thousand.
The volume of the Issuer's assets as of the end of the reporting quarter:
RUR 463,261,515 thousand.

48. Facts entailing increase in profit (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.
The date of fact (facts): ***30.06.2002***
Description: ***Higher prices and increased sales volume resulted in increase in profit during the second quarter of 2002.***
Absolute change in profit (losses) during the reporting quarter compared to the profit (loss) of the Issuer during the quarter, prior to the reporting quarter:
RUR 8,610,347 thousand.

The value of the Issuer's profit (losses) during the quarter, prior to the reporting quarter:
RUR 9,093,233 thousand.

The value of the Issuer's profit (losses) during the reporting quarter:
RUR 17,703,580 thousand.

49. Information on formation and use of reserve and other special funds of the Issuer.
The second quarter of 2002:

The title of the fund: Reserve Fund
The amount of the fund as of the end of the reporting quarter: 6,514,198
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Accumulation Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Social Sphere Fund
The amount of the fund as of the end of the reporting quarter: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Consumption Fund
The amount of the fund as of the end of the reporting quarter: 0
Use: 0
Purpose of use: no

50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of the quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No information on such use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)

Long-term bank loans	-	-	-	-
incl. those not timely repaid	-	-	-	-
Other long-term borrowings	-	-	-	-
incl. those not timely repaid	-	-	-	-
Short-term bank loans	37,000	30,000	27,000	40,000
incl. those not timely repaid	-	-	-	-
Bank loans for employees	-	-	-	-
incl. those not timely repaid	-	-	-	-
Other short-term borrowings	720,197	4,572,898	900,615	4,392,480
incl. those not timely repaid	-	-	-	-

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term	14,926,784	92,711,586	93,721,264	13,917,106
incl. outstanding	820	33,696	29,847	4,669
by more than 3 months	820	33,696	29,847	4,669
incl. by:				
long-term	25,955	100,695	90,360	36,290
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term	7,549,401	75,320,695	74,112,341	8,757,755
incl. outstanding	4,034	36,845	26,533	14,346
by more than 3 months	4,034	36,845	26,533	14,346
incl. by:				
long-term	-	-	-	-
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received	-	-	-	-
incl. from third parties				
incl. by:				
granted	-	-	-	-
incl. to third parties				
incl. by:				
3) Flow of bills				
Bills issued	-			-
incl. outstanding				-

incl. by:				
Bills received	21,000	991,000	987,000	25,000
incl. outstanding				-
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	The volume of investments as of the end of the reporting quarter (thousand RUR)		
	short-term (up to one year)	long-term (over one year)	total
Investments in government stocks of the Russian Federation			
Investments in government stocks of the entities of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of other organizations	-	4,158,083	4,158,083
Investments in bonds and other debentures	-	9,974,421	9,974,421
Other borrowings granted	66,624,782	3,058,691	69,683,473
Investments in subsidiaries of the Issuer	-	40,318,084	40,318,084
Investments in subordinated companies of the Issuer	-	-	-

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

The volume of the Issuer's assets as of the end of the reporting quarter (thousand RUR)	463,261,515

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the reporting quarter		
The title of the organization	**The volume of investments (thousand RUR)**	**Share in assets**
Total	-	0%

55. Other material information on financial and economic activities of the Issuer.

Borrowers who received credits (borrowings) accounting for 10% and more of borrowed assets balance as of the end of the reporting period are listed in Appendix 2.

C. The data on the Issuer's securities

56. Information on the Issuer's shares.
The ordinal number of the issue: ***1***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to the privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue***: all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***

The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.
In fact the volume of the issue totaled 3,833,759,682 rubles.

The ordinal number of the issue: **2**
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.
In fact the volume of the issue totaled 1,277,919,980 rubles.

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration: ***5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:

see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:

The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***5,497,598,588***
The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:

no such information

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***
The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***RUR 1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***

The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***26.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

57. Information on the Issuer's bonds.
no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issuer's shares.
58.1
The category of shares: ***ordinary***
The form of shares*:* ***registered non-documentary***
The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***
The rights of an owner of shares of this category (type):
An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***

- ***receive dividend out of the Company's net profit after preferred dividends have been paid;***
- ***a share of the Company's property if the Company is closed down (after settlements with creditors and preferred owners have been made);***
- ***demand that the Company buy out shares belonging to him/her in case:***
  the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;
  introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- ***participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.02***
Total amount of dividends calculated per share of this category (type) (RUR): ***714,519,894.1***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): **0.041**
Total amount of dividends calculated per share of this category (type) (RUR): **1,464,765,788.7**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): **0.033**
Total amount of dividends calculated per share of this category (type) (RUR): **1,178,957,825.2**

Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002, the second quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

58.2

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non - documentary shares***
The rights of an owner of shares of this category (type):
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the

obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:

the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;

introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.086***
Total amount of dividends calculated per share of this category (type) (RUR): ***662,371,849.09***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.1***
Total amount of dividends calculated per share of this category (type) (RUR): ***770,199,823.5***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2002, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2002, the second quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet:

61. Restrictions on securities circulation.
See Items 56 and 57

62. Other important information on the Issuer's securities.

Total calculated dividend amount for ordinary and preferred shares is RUR 1,376,891,743.19 for 1999, RUR 2,851,125,471.04 for 2000, RUR 1,949,157,648.77 for 2001. Total amount of dividends actually paid on the Issuer's shares is RUR 1,192,931,197.03 for 1999, RUR 2,431,751,115.09 for 2000, RUR 492,850,649.46 for 2001.

Market information on the Issuer's shares.

The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of issues 87-1-664, MF 67-1-01184, 1-05-00155-A, 2-05-00155-A) and at the OTC market. Since June 18, 2002 ordinary and preferred registered shares of OJSC "Surgutneftegas" are included in the Quotation List of the 2nd level at NP "Stock Exchange RTS" according to the Listing Rules.

Information on American Depository Receipt program on the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company

Program starting date – December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company

Program starting date – March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository;

Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

APPENDIX

Financial statements

for the first half of 2002

ACCOUNTING POLICY

BALANCE SHEET

		Codes
	Form No. 1 by OKUD	0710001
as of **June 30, 2002**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	113,087	111,387
patents, licenses, trade marks (marks of service), other similar rights and assets	111	113,087	111,387
organization expenses	112		
business reputation of the Company	113		
Fixed assets (01, 02, 03)	120	218,419,140	215,907,400
land and natural objects in use	121	3,514	3,514
buildings, machinery and equipment	122	218,415,626	215,903,886
Construction in progress (07, 08, 16, 61)	130	6,991,116	11,548,957
Profitable investments in material values (03)	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06, 82)	140	62,938,390	57,509,279
investments in subsidiaries	141	40,314,340	40,318,084
investments in subordinated entities	142		
investments in other organizations	143	4,843,183	4,158,083
loans granted to organizations for over 12 months	144	1,993,323	1,991,442
other long-term financial investments	145	15,787,544	11,041,670
Other fixed assets	150		
TOTAL for Section I	190	288,461,733	285,077,023
II. CURRENT ASSETS			
Stock	210	15,413,213	14,786,049
raw materials, materials and other similar values (10, 12, 13, 16)	211	9,483,672	8,968,700
livestock (11)	212	16,291	20,591
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	162,240	206,724
commodities and goods for resale (16, 40, 41)	214	1,029,158	754,051
goods shipped (45)	215	429,285	536,170
deferred expenses (31)	216	4 074,202	4,105,381
other reserves and expenses	217	218,365	194,432
VAT for acquired values (19)	220	1,384,306	1,598,987
Accounts receivable (payments expected in over 12 months after the reporting date)	230	25,955	36,290
buyers and customers (62, 76, 82)	231		
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	25,955	36,290
Accounts receivable (payments expected within 12 months after the reporting date)	240	14,926,784	13,917,106
buyers and customers (62, 76, 82)	241	9,000,860	12,183,309
bills receivable (62)	242	21,000	25,000
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	2,497,510	1,147,810

other debtors	246	3,407,414	560,987
Short-term financial investments (56, 58, 82)	250	24,254,744	66,624,782
loans granted to organizations for less than 12 months	251	55,643	38,906
own shares repurchased from shareholders	252		
other short-term financial investments	253	24,199,101	66,585,876
Cash funds	260	91,661,977	81,221,278
petty cash (50)	261	544	781
settlement accounts (51)	262	3,234,017	3,364,185
currency accounts (52)	263	987,505	94,434
other cash funds (55, 56, 57)	264	87,439,911	77,761,878
Other current assets	270		
TOTAL for Section II	290	147,666,979	178,184,492
BALANCE (sum of lines 190+290)	300	436,128,712	463,261,515

LIABILITIES	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	43,427,993	43,427,993
Additional capital (87)	420	236,021,546	236,013,398
Reserve capital (86)	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Social sphere fund (88)	440		
Special-purpose financing and receipts (96)	450	6,179,551	3,366,863
Prior year retained profit (88)	460	128,916,138	86,046,647
Prior year retained profit (84) - exchange rate difference basis	461	38,635,649	38,635,649
Expenses from prior year profit (84)	462	(40,913,614)	
Prior year outstanding loss (88)	465		
Retained profit of the reporting year (88)	470		19,945,302
Reporting year profit - exchange rate difference basis	471		5,705,759
Outstanding loss of the reporting year (88)	475		
TOTAL for Section III	490	418,781,461	439,655,809
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	-	-
bank loans due in over 12 months after the reporting date	511		
borrowings due in over 12 months after the reporting date	512		
Other long-term liabilities	520		
TOTAL for Section IV	590	-	-
V. SHORT-TERM LIABILITIES			
Borrowings and loans (90, 94)	610	757,197	4,432,480
bank loans due within 12 months after the reporting date	611	37,000	40,000
borrowings due within 12 months after the reporting date	612	720,197	4,392,480
Accounts payable	620	7,549,401	8,757,755
suppliers and contractors (60, 76)	621	3,189,783	3,080,279
bills payable (60)	622		
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	1,791,521	1,671,029
due to state non-budget funds (69)	625	386,869	521,389
due to the budget (68)	626	1,577,430	2,993,773
advances received (64)	627	371,574	47,382
other creditors	628	232,224	443,903
Profit payment due to participants (constitutors) (75)	630	1,203,758	1,431,869
Deferred income (83)	640	5,608,593	6,749,418
Deferred expenditures reserves (89)	650	2,228,302	2,234,184
Other short-term liabilities	660		
TOTAL for Section V	690	17,347,251	23,605,706
BALANCE (sum of lines 490+590+690)	700	436,128,712	463,261,515

INFORMATION
ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	-	-
including those on leasing	911		
Inventory holdings under bailment (002)	920	1,790	1,293
Goods accepted for sale on a commission basis (004)	930		
Debts of insolvent debtors written off to loss (007)	940	27,974	55,725
Received collaterals for liabilities and payments (008)	950	3,311,496	654,337
Granted collaterals for liabilities and payments (009)	960		
Housing stock depreciation (014)	970	141,253	154,451
Depreciation of external accomplishment objects and other similar objects (015)	980	13,366	15,152
privatized apartments	990	35,049	30,250
depreciation of objects acquired for the account of budget financing	991	1,318,407	1,267,475

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 by OKUD	0710002
as of **June 30, 2002**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	80,593,546	73,159,060
Including those from sales:	011	80,593,546	73,159,060
Cost of goods, products, works, services sold	020	49,441,162	32,164,579
Including those sold:	021	49,441,162	32,164,579
Gross profit	029	31,152,384	40,994,481
Commercial expenses	030	5,535,224	4,777,296
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	25,617,160	36,217,185
II. Operating revenues and expenses			
Interests receivable	060	1,861,159	2,694,137
Interests payable	070		8,647
Income from participation in other organizations	080		
Other operating revenues	090	47,613,760	441,634
Other operating expenses	100	49,490,685	1,034,789
III. Non-sales revenues and expenses			
Non-sales revenues	120	1,736,276	166,468
Non-sales revenues (exchange rate difference)	121	5,873,884	4,016,981
Non-sales expenses	130	540,857	654,315
Non-sales expenses (exchange rate difference)	131	168,125	700,974
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 – 100+120 - 130)	140	26,796,813	37,821,673
Profit – exchange rate difference basis (121-131)	141	5,705,759	3,316,007
Profit tax and other similar compulsory payments	150	6,851,511	9,300,355
Profit (loss) from ordinary activities	160	19,945,302	28,521,318
Profit – exchange rate difference basis (141)	161	5,705,759	3,316,007
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Net profit (retained profit (loss) of the reporting period) (lines (160 + 170 – 180))	190		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	32,185	266	5,454	29
Prior year profit (loss)	220	28,960	21,367	79,669	246,058
Compensation for losses inflicted by default or ill performance of obligations	230		431		514
Exchange rate differences as to operations performed in foreign currency	240	5,873,884	168,125	4,016,981	700,974
Reduced cost of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	6,987	106	318	2,165

Other information on the financial statements for the first quarter of 2002

Since reporting forms of the Electronic Questionnaire of FKTsB (Federal Commission for the Securities Market) do not comply with reporting forms of the Issuer approved by Order No.4n "Reporting Forms of Enterprises" of the Ministry of Finance of January 13, 2000, line 470 of Form I shows profit from ordinary activities of the reporting period.

Appendix 2

Information on the volume of borrowed funds received by the Issuer during the second quarter of 2002:

Borrowers with loans (borrowings) of more than 10% from the volume of borrowed funds as of the end of the reporting quarter.

Item	Balance at the turn of the year	Received	Repaid	Balance as of the end of the reporting quarter
"PA "Kirishinefteorgsintez" Limited	0	2,621,097	294	2,620,803
"Strakhovoye Obshchestvo "Surgutneftegas" Limited	35,515	1,497,262	485,367	1,047,410

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«16» августа 2002г. № 46-192

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **текст ежеквартального отчета ОАО «Сургутнефтегаз» за 2 квартал 2002г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 188 листах в 1 экземпляре.

С уважением,

Андрей Н.Серебряков
Заместитель начальника
управления ценных бумаг

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

УТВЕРЖДЕН
Советом директоров открытого акционерного общества "Сургутнефтегаз"
Протокол №2п от 7.08.2002

Секретарь Совета директоров А.Г. Жерновков ____________
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: II квартал 2002 г

Открытое акционерное общество "Сургутнефтегаз"

Код эмитента: 00155-А

Место нахождения: Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1
Почтовый адрес: 628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

И.о. генерального директора Н.И. Матвеев ________________
(подпись)

Главный бухгалтер М.Н. Глоба ________________
(подпись)

31.07.2002

(М.П.)

Контактное лицо: ***Молчанов Антон Иванович***
Начальник управления ценных бумаг
Тел.: ***(095) 928-52-71*** Факс: ***(095) 928-52-71***
Адрес электронной почты: ***AMolchanov@msk.surgutneftegas.ru***

А. Данные об эмитенте

9. Полное фирменное наименование эмитента.

Открытое акционерное общество "Сургутнефтегаз"
"Surgutneftegas" Open Joint Stock Company

10. Сокращенное наименование.

ОАО "Сургутнефтегаз"
"Surgutneftegas" OJSC

11. Сведения об изменениях в наименовании и организационно-правовой форме эмитента.

Акционерное общество открытого типа "Сургутнефтегаз"
АООТ "Сургутнефтегаз"
Введено: ***6.05.1993***

Открытое акционерное общество "Сургутнефтегаз"
ОАО "Сургутнефтегаз"
Введено: ***27.06.1996***

Производственное объединение "Сургутнефтегаз"
ПО "Сургутнефтегаз"
Введено: ***15.09.1977***

Текущее наименование введено: ***27.06.1996***

12. Сведения о государственной регистрации эмитента и наличии у него лицензий.

Дата государственной регистрации эмитента: ***27.06.1996***
Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): ***12-4782***
Орган, осуществивший государственную регистрацию: ***Администрация города Сургута Ханты-Мансийского автономного округа Тюменской области***

Лицензии:
Номер: ***ХМН 00431 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 00435 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00438 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Яунлорского лицензионного участка***

Номер: ***ХМН 00436 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Сайгатинского лицензионного участка***

Номер: ***ХМН 00558 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00408 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00405 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 00406 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00412 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00409 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Быстринского лицензионного участка***

Номер: ***ХМН 00437 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Солкинского лицензионного участка (Северная часть)***

Номер: ***ХМН 00418 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Солкинского лицензионного участка***

Номер: ***ХМН 00407 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Вачимского лицензионного участка***

Номер: ***ХМН 00410 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Комарьинского лицензионного участка***

Номер: ***ХМН 00423 НЭ***
Дата выдачи: ***15.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Савуйского лицензионного участка***

Номер: ***ХМН 00419 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Родникового лицензионного участка***

Номер: ***ХМН 00417 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Русскинского лицензионного участка***

Номер: ***ХМН 00564 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Конитлорского лицензионного участка***

Номер: ***ХМН 00434 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Нижне-Сортымского лицензионного участка***

Номер: ***ХМН 00411 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Алехинского лицензионного участка***

Номер: ***ХМН 00432 НЭ***
Дата выдачи: ***5.03.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Камынского лицензионного участка***

Номер: ***ХМН 00563 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Тянского лицензионного участка***

Номер: ***ХМН 00560 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Ай-Пимского лицензионного участка***

Номер: ***ХМН 00559 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН 00561 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Тромъеганского лицензионного участка***

Номер: ***ХМН 00562 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Биттемского лицензионного участка***

Номер: ***ХМН 00433 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Южно-Комынского лицензионного участка***

Номер: ***ХМН 00439 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 00440 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Сахалинского лицензионного участка***

Номер: ***ХМН 00420 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Лосевого лицензионного участка***

Номер: ***ХМН 00421 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00422 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Тундринского лицензионного участка***

Номер: ***455/СЛХ 00422 НЭ***
Дата выдачи: ***17.12.1997***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Северная часть)***

Номер: ***ХМН 00683 НР***
Дата выдачи: ***3.12.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Южная часть)***

Номер: ***ХМН 00684 НР***
Дата выдачи: ***3.12.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Чигоринского лицензионного участка***

Номер: ***ХМН 00812 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 00813 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Восточно-Сахалинского лицензионного участка***

Номер: ***ХМН 00814 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Тончинского лицензионного участка***

Номер: ***ХМН 00811 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Западно-Камынского лицензионного участка***

Номер: ***ХМН № 01070 НП***
Дата выдачи: ***20.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр, поиска и оценки месторождений нефти в пределах Нумтойского поискового участка***

Номер: ***ХМН № 01087 НЭ***
Дата выдачи: ***27.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление поиска и добычи нефти и газа в пределах Северо-Селияровского лицензионного участка***

Номер: ***ХМН № 01061 НП***
Дата выдачи: ***4.08.1999***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Верхнеляминского поискового участка***

Номер: ***ХМН № 01062 НП***
Дата выдачи: ***4.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Логачевского поискового участка***

Номер: ***ХМН 01237 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Эргинского лицензионного участка***

Номер: ***ХМН 01236 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Кондинского лицензионного участка***

Номер: ***ХМН 01233 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Чапровского лицензионного участка***

Номер: ***ХМН 01235 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Новобыстринского лицензионного участка***

Номер: ***ХМН 01234 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Сыхтымского лицензионного участка***

Номер: ***ХМН 00988 ВЭ***
Дата выдачи: ***6.05.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Савуйского, Русскинского, Родникового и Конитлорского месторождений***

Номер: ***ХМН 01215 ВЭ***
Дата выдачи: ***21.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00400 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00401 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Вачимско-Карьяунского месторождения нефти***

Номер: ***ХМН 00381 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00382 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в городе Сургуте Ханты-Мансийского автономного округа Тюменской области***

Номер: ***ХМН 00380 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00379 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Яун-Лорского и Пильтанского месторождения нефти***

Номер: ***ХМН 00403 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Солкинского месторождения нефти***

Номер: ***ХМН 00402 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00398 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00397 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00396 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00855 ВЭ***
Дата выдачи: ***21.08.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тянского месторождения нефти***

Номер: ***ХМН 00860 ВЭ***
Дата выдачи: ***23.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Нижне-Сортымского месторождения нефти***

Номер: ***ХМН 00858 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00864 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00862 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00857 ВЭ***
Дата выдачи: ***21.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Камынского месторождения нефти***

Номер: ***ХМН 00861 ВЭ***

Дата выдачи: ***27.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Алехинского месторождения нефти***

Номер: ***ХМН 00863 ВЭ***

Дата выдачи: ***27.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Русскинского месторождения нефти***

Номер: ***ХМН 00839 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Тромъеганского месторождения нефти***

Номер: ***ХМН 00851 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Солкинского месторождения нефти***

Номер: ***ХМН 00850 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00849 ВЭ***

Дата выдачи: ***7.07.1998***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00848 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Савуйского месторождения нефти***

Номер: ***ХМН 00847 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00846 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Конитлорского месторождения нефти***

Номер: ***ХМН 00845 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Родникового месторождения нефти***

Номер: ***ХМН 00844 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тромъеганского месторождения нефти***

Номер: ***ХМН 00843 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Яунлорского месторождения нефти***

Номер: ***ХМН 00841 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Биттемского месторождения нефти***

Номер: ***ХМН 00840 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Елового месторождения нефти***

Номер: ***ХМН 01080 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тянского месторождения нефти***

Номер: ***ХМН 01088 ВЭ***
Дата выдачи: ***27.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Нижнесортымского месторождения нефти***

Номер: ***ХМН 01079 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Камынского месторождения нефти***

Номер: ***ХМН 01078 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Алехинского месторождения нефти***

Номер: ***ХМН 01042 ВЭ***
Дата выдачи: ***7.07.1999***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Проведение добычи подземных вод для использования в системе ППД в пределах Южно-Камынского лицензионного участка (Назаргалеевское месторождение)***

Номер: ***ХМН 00384 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00383 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Дунаевского месторождения нефти***

Номер: ***ХМН 00785 ВЭ***

Дата выдачи: ***24.04.1998***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00786 ВЭ***

Дата выдачи: ***24.04.1998***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Ляминском водозаборе***

Номер: ***ХМН 00787 ВЭ***

Дата выдачи: ***24.04.1998***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Лянторском месторождении нефти***

Номер: ***ХМН 00385 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00721 ВЭ***
Дата выдачи: ***12.02.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургутского района***

Номер: ***СЛХ 00699 ВЭ***
Дата выдачи: ***21.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Верхне-Надымской площади***

Номер: ***ХМН 01465 ВЭ***
Дата выдачи: ***15.09.2000***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Елового месторождения***

Номер: ***ХМН 00021 ТРЭИО***
Дата выдачи: ***21.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00067 ТБ2БК***
Дата выдачи: ***26.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00598 МЭ***
Дата выдачи: ***26.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча минеральных подземных вод для бальнеологического и лечебно-столового водоснабжения пансионата "Кедровый лог" в г.Сургуте***

Номер: ***ТЮГ - 00083***
Дата выдачи: ***18.08.1997***
Срок действия:
Орган, выдавший лицензию: ***Тюменская территориальная инспекция Госгеонадзора РФ***
Виды деятельности: ***Топографо-геодезическая и картографическая деятельность***

Номер: ***85М/98/0103/007/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Разработка технических (удельных) нормативов выбросов (сбросов) загрязняющих веществ в окружающую природную среду, размещение отходов***

Номер: ***85М/98/0104/008/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Экологическая паспортизация оборудования, производств, производственных и природных объектов, территорий***

Номер: ***85М/98/0105/020/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Проведение работ по ОВОС проектируемых и действующих предприятий***

Номер: ***62АН №04-4170***
Дата выдачи: ***1.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение контроля оборудования, материалов и сварных соединений неразрушающими методами***

Номер: ***62РТ №04-4253***
Дата выдачи: ***22.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт объектов котлонадзора***

Номер: ***62РТ №10-1487***
Дата выдачи: ***18.08.2000***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Ремонт оборудования для производств и объектов магистрального трубопроводного транспорта***

Номер: ***62П-03/02-3048***
Дата выдачи: ***11.03.1998***
Срок действия:

Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование производств и объектов для нефтяной и газовой промышленности***

Номер: ***62П-03/01-3042***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование производств и объектов для нефтяной и газовой промышленности***

Номер: ***62С-03/01-3043***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов нефтяной и газовой промышленности***

Номер: ***62Э-03/01-3044***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация производств и объектов нефтяной и газовой промышленности***

Номер: ***62П-03/10-972***
Дата выдачи: ***29.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование горных производств и объектов***

Номер: ***62И-03/01-3045***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление оборудования для нефтегазодобывающих производств***

Номер: ***62О-03/01-3047***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение контроля оборудования и материалов неразрушающими методами контроля***

Номер: ***62О-03/01-3050***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение технического диагностирования (освидетельствования) оборудования***

Номер: ***62Р-03/01-3046***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62Р-03/02-3051***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62Р-03/02-3056***
Дата выдачи: ***13.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62К-03/01-3049***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Подготовка кадров (основных профессий) для подконтрольных Госгортехнадзору России промышленных производств и объектов на специальных курсах***

Номер: ***ПЛР 030001***
Дата выдачи: ***19.05.1999***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по печати***
Виды деятельности: ***Полиграфическая деятельность***

Номер: ***86***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/1***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Сургутнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/2***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Федоровскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/3***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Быстринскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/4***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Комсомольскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/5***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Лянторнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/6***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Нижнесортымскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/7***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением по внутрипромысловому сбору и использованию нефтяного газа ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/8***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением поисково-разведочных работ ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/9***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление институтом "СургутНИПИнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***АА 000775***
Дата выдачи: ***17.01.2000***
Срок действия:
Орган, выдавший лицензию: ***ГУГИБДД МВД России***
Виды деятельности: ***Разработка дислокаций дорожных знаков, схем дорожной разметки, локальных и временных схем организации дорожного движения***

Номер: ***10000/0100/2***
Дата выдачи: ***13.06.2001***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***10000/0100***
Дата выдачи: ***27.03.2000***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***10000/0100/1***
Дата выдачи: ***13.02.2001***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***006/э***
Дата выдачи: ***20.02.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по земельным ресурсам и землеустройству ХМАО***
Виды деятельности: ***Кадастровые съемки, землеустроительные работы, инвентаризация земель всех категорий***

Номер: ***1498/371***
Дата выдачи: ***22.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***Фармацевтическая деятельность***

Номер: ***5638/1167***
Дата выдачи: ***8.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населенных пунктов***

Номер: ***1706***
Дата выдачи: ***28.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населенных пунктов***

Номер: ***2059***
Дата выдачи: ***25.01.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: ***54***
Дата выдачи: ***15.07.2000***
Срок действия:
Орган, выдавший лицензию: ***Управление образования администрации Сургутского района ХМАО***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***1712324***
Дата выдачи: ***30.03.2000***
Срок действия:
Орган, выдавший лицензию: ***УГПС УВД ХМАО***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты; проведение огнезащиты (за исключением глубокой пропитки)***

Номер: ***10505/920054***
Дата выдачи: ***12.02.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение склада временного хранения***

Номер: ***РК 10215***
Дата выдачи: ***1.03.2000***
Срок действия:
Орган, выдавший лицензию: ***Федеральная служба геодезии и картографии России***
Виды деятельности: ***Геодезическая и картографическая деятельность***

Номер: ***2138***
Дата выдачи: ***30.01.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: ***00АН №014827***
Дата выдачи: ***23.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Экспертиза промышленной безопасности технических устройств применяемых на опасных производственных объектах***

Номер: ***62ПР №04-5931***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проектирование объектов газового хозяйства***

Номер: ***72 - ИИ №000865***
Дата выдачи: ***14.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Тюменской области***
Виды деятельности: ***Деятельность, связанная с источниками ионизирующего излучения (генерирующими)***

Номер: ***ИД №04570***
Дата выдачи: ***20.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Министерство печати России***
Виды деятельности: ***Издательская деятельность***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Нефтяник Сибири" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***

Виды деятельности: ***Медицинская деятельность пансионата "Юный нефтяник" оздоровительного треста "Сургут"***

Номер: ***№1229/128***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Лермонтово" оздоровительного треста "Сургут"***

Номер: ***57 ЭК №006829***
Дата выдачи: ***31.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***10505/0016***
Дата выдачи: ***1.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ Нижневартовская таможня***
Виды деятельности: ***Учреждение таможенного склада***

Номер: ***ХМН 00109 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00110 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00111 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 01524 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Ларкинского лицензионного участка***

Номер: ***ХМН 01525 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Рогожниковского лицензионного участка***

Номер: ***СЛХ 10985 НП***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучения недр в пределах Ново-Надымского поискового участка (северная часть)***

Номер: ***85М/01/0045/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0046/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0047/02/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение экологической паспортизации***

Номер: ***62ЭК №01-6188***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ЭК №01-6189***
Дата выдачи: ***6.07.2001***
Срок действия:

Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ВР №01-6190***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация складов ВМ***

Номер: ***62ВР №01-6191***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение оборудования и приборов взрывного дела, прострелочно-взрывных аппаратов и перфорационных систем, допущенных Госгортехнадзором России, при ведении прострелочно-взрывных работ***

Номер: ***62ВР №01-6192***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение допущенных Госгортехнадзором России промышленных ВМ и изделий с ними***

Номер: ***62СТ №01-6193***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов по разработке месторождений***

Номер: ***63-ТО-1213***
Дата выдачи: ***3.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Транспортировка опасных веществ на опасном производственном объекте***

Номер: ***62ЭК №01-6194***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***62ЭК №01-6195***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация подъемных сооружений***

Номер: ***62ЭК №04-6200***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов газового хозяйства***

Номер: ***62РТ №04-6201***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт газового оборудования***

Номер: ***62СТ №04-6202***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство объектов газового хозяйства***

Номер: ***62МТ №04-6203***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Монтаж, пусконаладка объектов газового хозяйства***

Номер: ***62ИР №01-6218***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление подъемных сооружений***

Номер: ***62ЭК №01-6220***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация горных производств и объектов по добыче общеразрабатываемых полезных ископаемых открытым способом***

Номер: ***62ВР №01-6219***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация пунктов погрузки-разгрузки взрывчатых материалов***

Номер: ***62Пр №04-6217***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование подъемных сооружений***

Номер: ***ФЛЦ 025094***
Дата выдачи: ***25.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***14-А-0259-352***
Дата выдачи: ***22.08.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственная нефтеинспекция по Краснодарскому краю***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***ХМН 01529 ВЭ***
Дата выдачи: ***25.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для приготовления солевого раствора в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 01517 ВЭ***
Дата выдачи: ***4.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Камынского месторождения нефти***

Номер: ***ФЛЦ 025094/1***
Дата выдачи: ***5.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***1721/587***
Дата выдачи: ***26.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность (предрейсовые осмотры для Автобазы ОТ "Сургут")***

Номер: ***000256***
Дата выдачи: ***11.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган Системы добровольной сертификации услуг центров***

отдыха (рекреационных центров)
Виды деятельности: ***Применение знака соответствия "Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***

Номер: ***000257***
Дата выдачи: ***11.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***
Виды деятельности: ***Применение знака соответствия "Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***

Номер: ***ТЮХ 182354***
Дата выдачи: ***29.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Строительство зданий и сооружений (строительно-монтажные работы)***

Номер: ***ТЮХ 182353***
Дата выдачи: ***29.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Производство строительных конструкций и материалов***

Номер: ***ФЛЦ 72001259***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Разработка градостроительной документации***

Номер: ***ФЛЦ 72001260***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Инженерные изыскания для строительства***

Номер: ***ФЛЦ 72001261а***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***ФЛЦ 72001261в***
Дата выдачи: ***12.10.2001***

Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***11003947***
Дата выдачи: ***28.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Главное управление государственной противопожарной службы МВД РФ***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты (за исключением отнесенных к строительной деятельности)***

Номер: ***62МР №01-6565***
Дата выдачи: ***8.11.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Производство маркшейдерских работ при пользовании недрами***

Номер: ***КРД 26615 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26616 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26617 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***УО-03-209-0662***
Дата выдачи: ***20.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Федеральный надзор России по ядерной и радиационной безопасности (Госатомнадзор России)***
Виды деятельности: ***Эксплуатация изделий, содержащих радиоактивные вещества, их транспортирование и хранение***

Номер: ***ГС-5-72-02-21-0-8602060555-000201-1***
Дата выдачи: ***11.01.2002***
Срок действия:
Орган, выдавший лицензию: ***Госстрой РФ***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***51ЭК №04154***
Дата выдачи: ***11.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Ростовское управления Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация опасного производственного объектова***

Номер: ***ТЮХ 182440***
Дата выдачи: ***15.01.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление государственного лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***62ЭК №03-6894***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***62ЭК №10-2008***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация магистрального трубопроводного транспорта***

Номер: ***ХМН № 01600 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Биттемского месторождения нефти***

Номер: ***ХМН № 01601 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тромеганского месторождения нефти***

Номер: ***ХМН № 01602 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Хорлорского месторождения нефти***

Номер: ***62ЭК №10-2004***
Дата выдачи: ***7.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***90***
Дата выдачи: ***11.02.2002***
Срок действия:
Орган, выдавший лицензию: ***Департамент образования и науки администрации г. Сургута***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***ХМН 01614 ВЭ***
Дата выдачи: ***25.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Заподно-Чигоринского лицензионного участка***

Номер: ***ХМН 01612 ВЭ***
Дата выдачи: ***19.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Южно-Камынского лицензионного участка (Санинское месторождение)***

Номер: ***ХМН 11141 НП***
Дата выдачи: ***11.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр, поиск и оценка месторождений углеводородного сырья в пределах Южно-Ляминского лицензионного участка***

Номер: ***ХМН 11142 НП***
Дата выдачи: ***11.04.2002***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр, поиск и оценка месторождений углеводородного сырья в пределах Ново-Надымского (южная часть) лицензионного участка***

13. Идентификационный номер налогоплательщика.

8602060555

14. Отраслевая принадлежность эмитента.

Коды ОКОНХ:

11210

61110

69000

85120

85130

15. Место нахождения, почтовый адрес эмитента и контактные телефоны.

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Тел.: ***(3462) 42-61-33*** Факс: ***(3462) 42-64-95***
Адрес электронной почты: ***secretary@surgutneftegas.ru***

16. Сведения об аудиторе эмитента.

Наименование: ***Общество с ограниченной ответственностью "Аудиторская фирма "Аваль"***
Место нахождения: ***г. Москва***
ИНН: ***7703107913***
Почтовый адрес: ***127410, г. Москва, Алтуфьевское шоссе, д.35***
Тел.: ***(095) 283-31-37*** Факс: ***(095) 282-73-39***
Адрес электронной почты: ***aval@fdp.ru***

Данные о лицензии аудитора:
Номер лицензии: ***008169***
Дата выдачи: ***19.04.2000***
Срок действия: ***18.04.2003***
Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

17. Сведения об организациях, осуществляющих учет прав на ценные бумаги эмитента.

Регистратор:
Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская область, г.Сургут***
Почтовый адрес: ***628400, РФ, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Энтузиастов, 52/1***
Тел.: ***(3462) 42-11-74*** Факс: ***(3462) 42-11-93***
Адрес электронной почты: ***не имеет***

Лицензия:
Номер лицензии: ***01100***
Дата выдачи: ***8.08.1996***
Срок действия: ***4.07.2004***
Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***2.04.1994***

Централизованное хранение эмиссионных ценных бумаг эмитента в отчетном квартале не осуществлялось

18. Депозитарий эмитента.

Депозитария не имеет

19. Участники эмитента.

Общее количество акционеров (участников): ***46 537***

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента:

19.1 Наименование: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***

Место нахождения: ***РФ, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628415, РФ, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, д. 52/1***

Доля в уставном капитале эмитента: ***8.1 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

таких лиц нет

20. Структура органов управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.

Общее руководство деятельностью Общества осуществляет Совет директоров, который вправе принимать решения по любым вопросам деятельности Общества, кроме тех, которые отнесены в соответствии с Уставом Общества к компетенции общего собрания акционеров. Совет директоров Общества в количественном составе, определяемом решением общего собрания акционеров Общества, избирается годовым общим собранием акционеров Общества в предусмотренном Уставом Общества порядке, сроком до следующего годового общего собрания акционеров. Лица, избранные в состав Совета директоров, могут переизбираться неограниченное число раз.

Генеральный директор является единоличным исполнительным органом Общества и руководит текущей деятельностью Общества в порядке и в пределах компетенции, определенной Уставом Общества, а также в соответствии с решениями Совета директоров и общего собрания акционеров. Генеральный директор Общества назначается Советом директоров Общества на срок 5 лет.
По истечении срока полномочий Генерального директора, он может быть назначен Советом директоров на тот же срок неограниченное число раз.

Генеральный директор подотчетен Совету директоров и общему собранию акционеров Общества.

Полномочия органов управления Общества определены Уставом Общества.

Компетенция общего собрания акционеров (участников) эмитента в соответствии с его уставом (учредительными документами):

К компетенции общего собрания акционеров относятся следующие вопросы, решение по которым принимается, если за него проголосовали акционеры - владельцы более 50% голосующих акций Общества, принимающие участие в общем собрании акционеров, при условии, что иное не предусмотрено Уставом Общества:
1) внесение изменений и дополнений в Устав Общества или утверждение Устава Общества в новой редакции, за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах" и Уставом Общества;
2) уменьшение уставного капитала путём уменьшения номинальной стоимости акций,

приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путём погашения приобретённых или выкупленных Обществом акций;
3) Утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли и убытков Общества;
4) решение о выплате годовых дивидендов, утверждение размера дивиденда и формы его выплаты по акциям каждой категории (типа). Решение принимается по рекомендации Совета директоров. Размер годовых дивидендов не может быть выше размера, рекомендованного Советом директоров;
5) избрание членов ревизионной комиссии Общества и досрочное прекращение их полномочий, утверждение Положения о Ревизионной комиссии Общества;
6) принятие решений о реорганизации Общества;
7) принятие решений о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;
8) определение количественного состава Совета директоров Общества, избрание членов Совета директоров и досрочное прекращение их полномочий;
9) Определение количества, номинальной стоимости, категории (типа) объявленных акций и прав, предоставляемых этими акциями;
10) утверждение аудитора Общества;
11) порядок ведения общего собрания акционеров;
12) образование счётной комиссии;
13) определение формы сообщения Обществом информации (материалов), подлежащей представлению акционерам при подготовке к проведению общего собрания акционеров, в том числе определения органа печати в случае сообщения в форме опубликования;
14) дробление и консолидация акций;
15) решение об одобрении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;
16) решение об одобрении Обществом крупных сделок в соответствии с п.3 ст.79 Федерального закона "Об акционерных обществах";
17) увеличение уставного капитала путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых обыкновенных акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций;
18) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке;
19) размещение по закрытой подписке эмиссионных ценных бумаг, конвертируемых в акции. Размещение посредством открытой подписки конвертируемых эмиссионных ценных бумаг, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 процентов ранее размещенных обыкновенных акций;
20) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций;
21) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций;
22) утверждение внутренних документов, регулирующих деятельность органов Общества;
23) иные вопросы, предусмотренные действующим законодательством Российской Федерации.

Вопросы, отнесенные к компетенции общего собрания акционеров, не могут быть переданы на решение Совету директоров и Генеральному директору Общества.

Компетенция совета директоров (наблюдательного совета) эмитента в соответствии с его уставом (учредительными документами):

К компетенции Совета директоров относятся следующие вопросы:
1) вынесение на решение общего собрания акционеров вопросов, предусмотренных Уставом Общества;
2) рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты;
3) определение приоритетных направлений деятельности Общества;
4) созыв годового и внеочередного общих собраний акционеров Общества;
5) утверждение повестки дня общего собрания акционеров;
6) определение даты составления списка лиц, имеющих право на участие в общем собрании, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования;
7) предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества;
8) увеличение уставного капитала Общества путем размещения Обществом:
- дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;
- дополнительных привилегированных акций посредством открытой подписки;
- дополнительных акций за счет имущества Общества;
9) утверждение отчета об итогах выпуска и приобретения Обществом акций Общества;
10) внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем увеличения номинальной стоимости акций;
11) внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем размещения дополнительных акций;
12) размещение Обществом:
- облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
- облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества;
13) определение рыночной стоимости имущества Общества;
14) приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных настоящим Уставом;
15) распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате;
16) избрание Председателя Совета директоров и Заместителя Председателя Совета директоров из числа членов Совета директоров;
17) назначение Генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций;
18) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;
19) определение направлений использования резервного, целевых и иных фондов Общества;
20) утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции Общего собрания акционеров Федеральным законом "Об акционерных обществах", а также иных внутренних документов Общества, утверждение которых отнесено к компетенции Генерального директора Уставом Общества;
21) создание филиалов и открытие представительств Общества;

22) внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией;
23) принятие решения об одобрении Обществом крупных сделок, в соответствии с Федеральным законом "Об акционерных обществах";
24) принятие решения об одобрении Обществом сделок, в совершении которых имеется заинтересованность в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;
25) принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом "Сургутнефтегаз" и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз";
26) утверждение регистратора Общества, утверждение и расторжение договора с ним;
27) иные вопросы, предусмотренные законодательством Российской Федерации.

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами):

К компетенции Генерального директора Общества относится:
- выполнение решений общего собрания акционеров и Совета директоров Общества;
- издание приказов, инструкций, распоряжений, указаний и других актов по вопросам деятельности Общества, обязательных для исполнения всеми работниками Общества;
- совершение в пределах предоставленных ему прав всех необходимых действий для реализации правомочий владения, пользования и распоряжения имуществом Общества, в том числе заключение договоров на приобретение, отчуждение имущества Общества; заключение договоров займов, кредитных договоров, кроме того, в связи с невозможностью определения на дату проведения общего собрания акционеров Общества сделок, подлежащих совершению в продолжение хозяйственных отношений между Обществом и ОАО "НК "Сургутнефтегаз", в совершении которых в будущем может возникнуть заинтересованность генерального директора Общества, установить, что сделки указанного характера, в т.ч. сделки займа, а также сделки, связанные с приобретением или отчуждением Обществом прямо или косвенно имущества, в т.ч. акций, в предельной сумме, составляющей 10% балансовой стоимости активов Общества на дату принятия решения о заключении таких сделок, могут совершаться генеральным директором самостоятельно;
- представительство от имени Общества в отношениях с любыми российскими и иностранными юридическими и физическими лицами, заключение на территории Российской Федерации и за границей соглашений, договоров и совершение иных сделок от имени Общества, в том числе заключение договоров на приобретение имущества стоимостью до 25% балансовой стоимости активов Общества, определенной по данным бухгалтерской отчетности Общества на последнюю отчетную дату, осуществление распоряжения средствами резервного, целевых и иных фондов Общества в соответствии с указанными Советом директоров Общества направлениями, выдача доверенностей на совершение сделок, открытие расчетных и иных счетов в банках и иных организациях и учреждениях;
- решение вопросов, связанных с инвестициями в развитие предприятий, организаций;
- утверждение и изменение структуры Общества, образование и прекращение деятельности структурных подразделений Общества, утверждение положений о структурных подразделениях Общества;
- утверждение штатного расписания, сметы расходов на содержание, размеров и форм оплаты труда работников Общества, Правил внутреннего трудового распорядка и должностных инструкций для всех категорий работников Общества;
- прием на работу, назначение и освобождение от должности, увольнение работников Общества, руководителей структурных подразделений, установление им должностных окладов и надбавок, применение к ним мер поощрения и дисциплинарного воздействия,

принятие решений о привлечении их к материальной ответственности, заключение от имени Общества трудовых договоров (контрактов) с работниками;
- решение вопросов социального развития Общества и его дочерних обществ;
- принятие решений о предъявлении от имени Общества претензий и исков к юридическим и физическим лицам как в Российской федерации, так и за рубежом в соответствии с законодательством.

Генеральный директор Общества вправе также принимать решения по любым вопросам руководства текущей деятельностью Общества и его дочерних обществ, не относящимся к компетенции общего собрания акционеров и Совета директоров Общества. Генеральный директор самостоятельно принимает решения по вопросам, относящимся к его компетенции.

Генеральный директор на время своего отсутствия и при иных обстоятельствах вправе назначить из числа должностных лиц Общества лицо, временно исполняющее обязанности Генерального директора.

21. Члены совета директоров (наблюдательного совета) эмитента.

Совет директоров
Председатель: ***Усольцев Александр Викторович***

Члены совета директоров:
Ананьев Сергей Алексеевич
Год рождения: ***1959***

Должности за последние 5 лет:
Период: ***1997 - 1997***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник управления поисково-разведочных работ***

Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Федоровскнефть"***

Доля в уставном капитале эмитента: ***0.004%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Анзиряев Юрий Николаевич
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Лянторнефть"***

Доля в уставном капитале эмитента: ***0.01%***

Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Мугу Байзет Юнусович
Год рождения: ***1953***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Комсомольскнефть"***

Доля в уставном капитале эмитента: ***0.003%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Президент***

Период: ***1997 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Буланов Александр Николаевич
Год рождения: ***1959***

Должности за последние 5 лет:
Период: ***1997 - 1997***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный инженер нефтегазодобывающего управления "Быстринскнефть"***

Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Сургутнефть"***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Усольцев Александр Викторович
Год рождения: ***1938***

Должности за последние 5 лет:
Период: ***-***
Организация: ***нет***
Сфера деятельности: ***нет***
Должность: ***Должностей не занимает***

Доля в уставном капитале эмитента: ***0.008%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Матвеев Николай Иванович
Год рождения: ***1942***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный инженер - первый заместитель генерального директора***

Доля в уставном капитале эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Медведев Николай Яковлевич
Год рождения: ***1943***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный геолог - заместитель генерального директора***

Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Главный геолог***

Доля в уставном капитале эмитента: ***0.03%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Федоров Сергей Анатольевич
Год рождения: ***1956***

Должности за последние 5 лет:
Период: ***1997 - 1997***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Исполнительный директор***

Период: ***1997 - 2000***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Директор департамента ценных бумаг***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Заместитель генерального директора по ценным бумагам***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***

Сфера деятельности: ***Холдинговая компания***
Должность: ***Вице-президент по ценным бумагам***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

22. Единоличный и коллегиальный органы управления эмитента и должностные лица управляющего эмитента.

Единоличный исполнительный орган, а также члены коллегиального исполнительного органа эмитента:
Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Президент***

Период: ***1997 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Коллегиальный исполнительный орган не сформирован.
Лицо, исполняющее функции единоличного исполнительного органа эмитента: ***Богданов Владимир Леонидович***

23. Вознаграждения, выплачиваемые членам совета директоров (наблюдательного совета) и другим должностным лицам эмитента.

Суммарный размер вознаграждений, выплаченных всех лицам, перечисленным в пунктах 21 и 22, за отчетный период:
Заработная плата (руб.):

Премии (руб.):
Комиссионные (руб.):
Иные имущественные предоставления (руб.):
Всего (руб.):

См. также пункты 21 и 22

24. Сведения о юридических лицах, участником которых является эмитент.

Юридические лица, не менее чем 5 процентами уставного капитала которых владеет эмитент:

Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
Место нахождения: ***РФ, г.Великий Новгород***
Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, г.Сургут-13, Тюменская обл., Ханты-Мансийский автономный округ, ул. Кукуевицкого, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Место нахождения: ***РФ, г. Псков***
Почтовый адрес: ***РФ, г.Псков, Октябрьский пр., д.4***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***
Место нахождения: ***РФ, г.Тверь***
Почтовый адрес: ***РФ, г.Тверь, ул.Новоторжская, 6***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, Набережный, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***
Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 35***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Юрьевскнефть"***
Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ПРОМЗОНА, ТРЕСТ "СУРГУТНЕФТЕГЕОФИЗИКА", А/Я 23***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***
Место нахождения: ***РФ, г.Калининград***
Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***
Место нахождения: ***РФ, Ленинградская обл., г.Кириши***
Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***
Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***
Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***99.8 %***

Наименование: ***Общество с ограниченной ответственностью "Нефть-консалтинг"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***95 %***

Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Доля эмитента в уставном капитале юридического лица: ***93.1 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***
Доля эмитента в уставном капитале юридического лица: ***89.8 %***

Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***87.2 %***

Наименование: ***Открытое акционерное общество "Сургутполимер"***
Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***
Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова, 11, к.306***
Доля эмитента в уставном капитале юридического лица: ***30 %***

Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***

Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности"***
Место нахождения: ***РФ, г. Тюмень***
Почтовый адрес: ***625000, РФ, г. Тюмень, ул. Республики, 62***
Доля эмитента в уставном капитале юридического лица: ***11.2 %***

Наименование: ***Межрегиональное открытое акционерное общество "Нефтеавтоматика"***
Место нахождения: ***РФ, г.Уфа***
Почтовый адрес: ***450005, г.Уфа, ул.50-летия Октября, 24***
Доля эмитента в уставном капитале юридического лица: ***11.05 %***

Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***
Место нахождения: ***Российская Федерация, Тюменская обл., г. Ханты-Мансийск***
Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***
Доля эмитента в уставном капитале юридического лица: ***10 %***

Наименование: ***Открытое акционерное общество "Тюменская регистрационная компания"***
Место нахождения: ***РФ, г.Тюмень***
Почтовый адрес: ***625000, г.Тюмень, ул.Некрасова, 11, к.501***
Доля эмитента в уставном капитале юридического лица: ***5.97 %***

Наименование: ***Открытое акционерное общество " Аэропорт Сургут"***
Место нахождения: ***г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт-11***
Доля эмитента в уставном капитале юридического лица: ***5 %***

25. Доли участия всех юридических лиц, в которых эмитент владеет более чем 5 процентами уставного капитала, а также их должностных лиц в уставном капитале эмитента.

25.1 Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
Место нахождения: ***РФ, г.Великий Новгород***
Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.1.1 ***Серебренников Виктор Георгиевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.2 Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.3 Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, г.Сургут-13, Тюменская обл., Ханты-Мансийский автономный округ, ул. Кукуевицкого, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.3.1 ***Курносов Петр Геннадьевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.00003 %***

25.3.2 ***Резяпов Александр Филиппович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.3.3 ***Курносов Петр Геннадьевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.00003 %***

25.3.4 ***Вильданов Ильгизар Адгамович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0006 %***

25.4 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Место нахождения: ***РФ, г.Псков***
Почтовый адрес: ***РФ, г.Псков, Октябрьский пр., д.4***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:
25.4.1 ***Исаков Владимир Борисович***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.5 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***
Место нахождения: ***РФ, г.Тверь***
Почтовый адрес: ***РФ, г.Тверь, ул.Новоторжская, 6***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:
25.5.1 ***Салагаев Анатолий Николаевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.003 %***

25.6 Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, Набережный, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:
25.6.1 ***Савенков Сергей Васильевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.7 Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***2.4 %***

Должностные лица:

25.7.1 ***Юсубов Икрам Илиас-оглы***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00008 %***

25.8 Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***

Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 35***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.9 Наименование: ***Общество с ограниченной ответственностью "Юрьевскнефть"***

Место нахождения: ***Российская Федерация, Тюменская область, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ПРОМЗОНА, ТРЕСТ "СУРГУТНЕФТЕГЕОФИЗИКА", А/Я 23***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.10 Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***

Место нахождения: ***РФ, г.Калининград***

Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.10.1 ***Шиляков Владимир Михайлович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00007 %***

25.11 Наименование: ***Общество с ограниченной ответственностью Производственное объединение "Киришнефтеоргсинтез"***

Место нахождения: ***РФ, Ленинградская обл., г.Кириши***

Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.11.1 ***Сомов Вадим Евсеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.12 Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***

Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***

Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.12.1 ***Татарчук Валерий Григорьевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.13 Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 52/1***

Доля эмитента в уставном капитале юридического лица: ***99.8 %***

Доля данного лица в уставном капитале эмитента: ***0.6 %***

Должностные лица:

25.13.1 ***Урюпин Вячеслав Алексеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.14 Наименование: ***Общество с ограниченной ответственностью "Нефть-Консалтинг"***

Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52, кор.1***

Доля эмитента в уставном капитале юридического лица: ***95 %***

Доля данного лица в уставном капитале эмитента: ***0.01 %***

Должностные лица:

25.14.1 ***Хасанов Равиль Рашитович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.15 Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***

Доля эмитента в уставном капитале юридического лица: ***93.1 %***

Доля данного лица в уставном капитале эмитента: ***0 %***

Должностные лица:

25.15.1 ***Богданов Владимир Леонидович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.15.2 ***Усольцев Александр Викторович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.008 %***

25.15.3 ***Богданов Владимир Леонидович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.15.4 ***Нуряев Анатолий Сергеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.04 %***

25.15.5 ***Сомов Вадим Евсеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.15.6 ***Хусаинов Зинур Мирсалихянович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.16 Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***
Доля эмитента в уставном капитале юридического лица: ***89.8 %***
Доля данного лица в уставном капитале эмитента: ***0.000008 %***
Должностные лица:

25.16.1 ***Непомнящих Евгения Викторовна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.16.2 ***Поспелова Наталья Евгеньевна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.16.3 ***Моисеев Александр Васильевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.16.4 ***Захарова Нина Александровна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.16.5 ***Король Андрей Витальевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0003 %***

25.16.6 ***Пастухова Галина Афанасьевна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.16.7 ***Богданов Владимир Леонидович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.16.8 ***Важенин Юрий Иванович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.16.9 ***Непомнящих Евгения Викторовна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.16.10 ***Поспелова Наталья Евгеньевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.16.11 ***Киселев Николай Викторович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.16.12 ***Бурцев Геннадий Алексеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.16.13 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.16.14 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.16.15 ***Ашихмин Владимир Петрович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.17 Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***87.2 %***
Доля данного лица в уставном капитале эмитента: ***0.4 %***
Должностные лица:

25.17.1 ***Пискунов Александр Владимирович***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.18 Наименование: ***Открытое акционерное общество "Сургутполимер"***
Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***
Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова,11, к.306***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.19 Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***РФ, 628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.19.1 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.19.2 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.19.3 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.19.4 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.20 Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***
Место нахождения: ***РФ, г. Тюмень***
Почтовый адрес: ***625000, г. Тюмень, ул. Республики, 62***
Доля эмитента в уставном капитале юридического лица: ***11.2 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.20.1 ***Ракитин Владимир Борисович***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.20.2 ***Шешуков Александр Иванович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.21 Наименование: ***Межрегиональное открытое акционерное общество "Нефтеавтоматика"***

Место нахождения: ***РФ, г. Уфа***

Почтовый адрес: ***450005, г.Уфа, ул.50-летия Октября, 24***

Доля эмитента в уставном капитале юридического лица: ***11.05 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.22 Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***

Место нахождения: ***Российская Федерация, Тюменская обл., г. Ханты-Мансийск***

Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***

Доля эмитента в уставном капитале юридического лица: ***10 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.23 Наименование: ***Открытое акционерное общество "Тюменская регистрационная компания"***

Место нахождения: ***РФ, г.Тюмень***

Почтовый адрес: ***625000, г.Тюмень, ул.Некрасова, 11, к.501***

Доля эмитента в уставном капитале юридического лица: ***5.97 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.24 Наименование: ***Открытое акционерное общество "Аэропорт Сургут"***

Место нахождения: ***г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт-11***

Доля эмитента в уставном капитале юридического лица: ***5 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.24.1 ***Рюпин Александр Евстигнеевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

26. Другие аффилированные лица эмитента.

26.1 Наименование: ***Общество с ограниченной ответственностью "Нефтегаз-Резерв"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***

Почтовый адрес: ***Российская Федерация, Тюменская область, г. Сургут, ул. Губкина, 13а***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

26.2 ***Еременко Олег Владимирович***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

26.3 Наименование: ***Открытое акционерное общество "Леннефтепродукт"***

Место нахождения: ***РФ, г.Санкт-Петербург, Фрунзенский р-н***

Почтовый адрес: ***192007, РФ, г.Санкт-Петербург, Лиговский пр., 237***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.4 ***Никифоров Вячеслав Михайлович***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.5 ***Воронин Георгий Сергеевич***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

26.6 ***Клиновский Александр Эдуардович***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.7 ***Луньков Юрий Дмитриевич***
Доля данного лица в уставном капитале эмитента: ***0.0003 %***

26.8 Наименование: ***Общество с ограниченной ответственностью "ИнвестКонтракт Лтд"***
Место нахождения: ***РФ, г.Москва***
Почтовый адрес: ***101000, РФ, г.Москва, ул.Мясницкая, 34***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.9 ***Никифоров Вячеслав Михайлович***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.10 Наименование: ***Закрытое акционерное общество "Киришиавтосервис"***
Место нахождения: ***РФ, г.Санкт-Петербург***
Почтовый адрес: ***191040, г.Санкт-Петербург, ул.Марата, дом 20, кв.1***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

27. Доля участия эмитента в уставном капитале юридических лиц - аффилированных лиц.

См. пункты 24, 25, 26

28. Доля участия аффилированных лиц эмитента, а также их учредителей, должностных лиц в уставном капитале эмитента.

См. пункты 24, 25, 26

29. Лица, которые обладают 5 и более процентами голосов в высшем органе управления эмитента.

Наименование: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Доля: ***9.6 %***

30. Участие эмитента в промышленных, банковских, финансовых группах, холдингах, концернах и ассоциациях.

Организация: ***Ассоциация "Совет по информации и сотрудничеству топливно-энергетического комплекса"***
Место и функции эмитента в организации: ***Член Ассоциации***

31. Филиалы и представительства эмитента.

Наименование: ***Московское представительство ОАО "Сургутнефтегаз"***
Место нахождения: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Почтовый адрес: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***

Руководитель: ***Макаркин Юрий Николаевич***

Дата открытия: ***27.09.1993***

Срок действия доверенности: ***31.12.2002***

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***85 685***

33. Описание основных видов деятельности эмитента.

Общее развитие отрасли

В первом полугодии текущего года добыча нефти в России увеличилась по сравнению с первым полугодием 2001 года на 8,5% и составила 182,2 млн.тонн, добыча газа выросла на 2,5 %.
Общий объем переработки сырья на нефтеперерабатывающих заводах России в первом полугодии 2002 года вырос на 1,6% по сравнению с аналогичным периодом прошлого года.
Улучшение ситуации на мировых рынках нефти и нефтепродуктов обеспечило рост производственных показателей деятельности ОАО "Сургутнефтегаз" в первом полугодии текущего года по сравнению с аналогичным периодом прошлого года - прирост добычи нефти составил 11,5%, рост производства газа около 17%, объемы эксплуатационного бурения выросли на 14%, разведочного бурения - на 8%. Доля Сургутнефтегаза в общем объеме добытой нефти в России за этот период составила 13%.
Нефтеперерабатывающий завод ОАО "Сургутнефтегаз" ПО "Киришинефторгсинтез" в первом полугодии текущего года переработал около 7,3 млн.тонн нефти. Завод по-прежнему находится на первом месте по объему переработки сырья среди всех нефтеперерабатывающих заводов России.
Дальнейшее развитие отрасли будет определяться ценовой конъюнктурой рынков нефти и нефтепродуктов, и системы налогообложения, одной из задач которой является создание условий для увеличения объемов инвестиций и роста производства.

Основные виды деятельности и их доля в общих доходах.
Основными видами деятельности ОАО "Сургутнефтегаз" являются добыча и реализация нефти и нефтепродуктов. Доли доходов ОАО "Сургутнефтегаз" от добычи нефти за три финансовых года, предшествующих году отчетного квартала и за два квартала 2002 года приведены в таблице № 1.

Таблица № 1

Основные виды деятельности	*Доля в общих доходах (выручке от реализации), (%)*				
ОАО "Сургутнефтегаз"	*1999*	*2000*	*2001*	*1 кв. 2002*	*2 кв. 2002*
Реализация нефти и нефтепродуктов	*90,2*	*96,0*	*92,7*	*93,5*	*93,4*

Виды продукции, обеспечивающие более 10% доходов ОАО "Сургутнефтегаз" в течение 1999 - 2001 годов, а также в двух первых кварталах 2002 года являются нефть и нефтепродукты, в том числе которые являются экспортными.

Источники сырья, материалов и услуг

Поставщиком, на которого приходится более 10% всех поставок товарно-материальных ценностей в отчетном квартале является Baker Oil Tools Distributor - 21,19%.
Доля импорта в общем объеме поставок товарно-материальных ценностей эмитента

во 2 квартале 2002 года составила 24,6%.
Финансовое положение ОАО "Сургутнефтегаз" позволяет обеспечить в будущем доступность источников финансирования товарно-материальных ценностей для ОАО "Сургутнефтегаз".

Рынки сбыта продукции (работ, услуг) эмитента

Потребители, на оборот с которыми приходилось более 10% общего объема выручки от реализации продукции в течение 2 квартала 2002 года отсутствуют.
Одними из главных негативных факторов, которые могут повлиять на эффективность сбыта продукции ОАО "Сургутнефтегаз" в будущем - это возможное ужесточение налоговой системы, увеличение тарифов на транспортировку нефти и нефтепродуктов, экспортных пошлин на нефть и нефтепродукты, а также возможное ухудшение конъюнктуры цен на нефть.

Практика деятельности в отношении запасов

В настоящее время политика ОАО "Сургутнефтегаз" в части оборотного капитала направлена на:
- снижение части оборотных активов, задействованных в расчетах с потребителями;
- постоянный анализ и контроль над погашением дебиторской задолженности;
- оценка ликвидности активов;
- анализ и контроль над оборачиваемостью активов.
Расчет коэффициента оборачиваемости запасов производится согласно методике, утвержденной Министерством экономики РФ №7-12/47 от 31.03.94г.
Коэффициент оборачиваемости запасов рассчитывается как отношение себестоимости реализованной продукции к средним остаткам запасов за определенный период.

$$\text{Коэффициент оборачиваемости производственных запасов} = \frac{\text{Себестоимость реализованной продукции}}{\text{Среднегодовая стоимость товарно-материальных запасов}}$$

Величина коэффициента оборачиваемости за 2 квартал 2002 года = 1,6

Сезонный характер деятельности

Деятельность ОАО "Сургутнефтегаз" не носит сезонного характера.

Основные конкуренты

Рынками сбыта продукции ОАО "Сургутнефтегаз" является рынок нефти и нефтепродуктов РФ, а также стран ближнего и дальнего зарубежья. При этом конкурентные условия деятельности ОАО "Сургутнефтегаз" во многом определяются местонахождением и расположением перерабатывающих и сбытовых предприятий нефтяных компаний, что и определяет перечень основных конкурентов Общества.

34. Инвестиционная декларация. Описание деятельности эмитента.

Представляется только инвестиционными фондами

35. Планы будущей деятельности эмитента.

В текущем году запланирована работа по развитию всех сфер деятельности ОАО "Сургутнефтегаз" (Компании) - добыча нефти, производство газа, переработка нефти и газа, сбыт нефтепродуктов. Для осуществления поставленных задач Компания планирует увеличить объем капитальных вложений на 9%.
Деятельность Компании в области добычи направлена на увеличение ресурсной базы, рост объемов добычи нефти и производства газа. В 2002 году планируется увеличить объем добычи нефти на 9% до 48 млн.тонн, производства газа до 11,4 млрд.куб.м.
В текущем году будет продолжена работа по укреплению ресурсной базы за счет выполнения геологоразведочных работ на лицензионных месторождениях и приобретения перспективных нефтегазоносных участков. В планах текущего года Компании ввод в эксплуатацию 6 новых месторождений.
В 2002 году Компания продолжит реализацию газо-энергетической программы, которая предусматривает строительство газотурбинных электростанций на отдаленных месторождениях для обеспечения потребностей в электроэнергии производственных мощностей, расположенных на этих месторождениях. В долгосрочной перспективе планируется ввести в эксплуатацию 10 газотурбинных электростанций, что позволит Компании сократить объем закупаемой электроэнергии на 25%.
Развитие сферы переработки газа будет обеспечено реконструкцией и модернизацией газоперерабатывающих активов приобретенных в 2001 году. В 2002 году планируется переработать около 3 млрд.куб.метров газа.
Планы Компании в секторе нефтепереработки направлены на модернизацию производственных мощностей ООО "ПО "Киришинефтеоргсинтез". В текущем году будет продолжено строительство комплекса гидрокрекинга и переработано около 17 млн.тонн нефти.
Развитие сбытового сектора Компании будет направлено на укрепление позиций на действующих рынках сбыта и выходу на новые рынки, повышение конкурентоспособности.

36. Данные об уставном капитале эмитента.

Размер уставного капитала эмитента (руб.): ***43 427 992 940***

Разбивка уставного капитала по категориям акций:
Обыкновенные акции:
общий объем (руб.): ***35 725 994 705***
доля в уставном капитале: ***82.264899 %***
Привилегированные акции:
общий объем (руб.): ***7 701 998 235***
доля в уставном капитале: ***17.735101 %***

37. Данные о доле государства (муниципального образования) в уставном капитале эмитента.

Доля уставного капитала эмитента, находящаяся в государственной (муниципальной) собственности:
такой доли нет

Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности:
такой доли нет

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"):
не предусмотрено

38. Данные об объявленных акциях эмитента.

объявленных акций нет

39. Существенные договоры и обязательства эмитента.

не имеют места

40. Обязательства эмитента по эмиссии акций и ценных бумаг, конвертируемых в акции.

Обязательств по эмиссии акций и ценных бумаг, конвертируемых в акции (в том числе вытекающих из плана приватизации) эмитент не имеет.

41. Сведения о санкциях, наложенных на эмитента, участии его в судебных процессах и проверках.

Санкции, налагавшиеся на эмитента органами государственного управления, судом, за три финансовых года, предшествующих году отчетного квартала, и за текущий год:

Дата наложения санкции: ***13.05.1999***
Орган, наложивший санкцию: ***Надымский комитет охраны окружающей среды***
Причины наложения: ***Самовольное занятие земельного участка без положительного заключения земельной экспертизы и земельного отвода***
Вид санкции: ***штраф***
Размер санкции (руб.): ***50***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***24.06.1999***
Орган, наложивший санкцию: ***Сургутский комитет охраны окружающей среды***
Причины наложения: ***Разлив нефти***
Вид санкции: ***штраф***
Размер санкции (руб.): ***500***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***24.04.2001***
Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству Белоярского района***
Причины наложения: ***Самовольное занятие земельного участка***
Вид санкции: ***штраф***
Размер санкции (руб.): ***20 000***
Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.05.2001***
Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству ХМАО***
Причины наложения: ***Нарушение земельного законодательства, выразившееся в самовольном занятии земельного участка***
Вид санкции: ***штраф***
Размер санкции (руб.): ***20 000***
Степень исполнения санкции: ***исполнена***

Описание сути всех продолжающихся или закончившихся в отчетном квартале судебных процессов, которые могут существенно повлиять на деятельность эмитента:

Судебных процессов, которые могли бы существенно повлиять на деятельность ОАО "Сургутнефтегаз", в отчетном квартале не было.

Описание оснований всех продолжающихся или закончившихся в отчетном квартале проверок эмитента, проводимых государственными органами, а также аудиторских проверок эмитента, проводимых по требованию его участников (акционеров):

Продолжающихся или закончившихся проверок ОАО "Сургутнефтегаз" в отчетном квартале не было.

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***5.04.2002***
Код: ***1200155А05042002***

- Вид общего собрания (годовое, внеочередное): годовое;
- Форма проведения общего собрания: собрание;
- Дата проведения общего собрания: 30 марта 2002 года;
- Место проведения общего собрания: Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32;
- Кворум общего собрания: Участие в Собрании приняли лица, включенные в список лиц, имеющих право на участие в Собрании, обладающие 27 998 765 437 (Двадцатью семью миллиардами девятьюстами девяноста восемью миллионами семьюстами шестьюдесятью пятью тысячами четыреста тридцатью семью) голосами, что составляет 78,3845 процента от общего числа голосующих на Собрании акций Общества.
В соответствии с Законом Российской Федерации "Об акционерных обществах" Собрание правомочно (имеет кворум).

- Вопросы, поставленные на голосование, и итоги голосования по ним:
1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2001 год.
2. Утверждение распределения прибылей (убытков) ОАО "Сургутнефтегаз" за 2001 год, в том числе выплата (объявление) дивидендов, утверждение срока и формы выплаты дивидендов.
3. Избрание членов Совета директоров ОАО "Сургутнефтегаз".
4. Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".
5. Утверждение аудитора ОАО "Сургутнефтегаз".
6. Внесение изменений и дополнений в устав ОАО "Сургутнефтегаз".
7. Внесение изменений в порядок ведения общего собрания акционеров ОАО "Сургутнефтегаз".
8. Утверждение положения о Совете директоров ОАО "Сургутнефтегаз".
9. Внесение изменений в положение о Ревизионной комиссии ОАО "Сургутнефтегаз".
10. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").

Результаты голосования бюллетенями по 1-му вопросу:
- количество голосов "за" - 27 858 334 354, что составляет 99,3758% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 145 765 860, что составляет 0,5200% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 4 369 442, что составляет 0,0156% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по 2-му вопросу:
- количество голосов "за" - 27 810 445 616, что составляет 99,2049% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 190 720 532, что составляет 0,6803% от количества

голосов, принявших участие в собрании;
- количество голосов "воздержался" - 3 701 388, что составляет 0,0132% от количества голосов, принявших участие в собрании.

Результаты кумулятивного голосования бюллетенями по вопросу №3:
- количество голосов "за" - 249 561 955 647, что составляет 98,9148% от количества голосов, принявших участие в собрании.

Голоса распределились между кандидатами в члены Совета директоров в следующем порядке:

№ п/п	Фамилия, имя, отчество кандидата	Количество голосов, поданных за кандидата	% к общему количеству голосов, принявших участие в собрании
1.	Ананьев Сергей Алексеевич	27 647 452 295	10,9582
2.	Анзиряев Юрий Николаевич	27 636 403 453	10,9538
3.	Богданов Владимир Леонидович	28 420 930 474	11,2647
4.	Буланов Александр Николаевич	27 722 095 287	10,9878
5.	Матвеев Николай Иванович	27 647 084 519	10,9580
6.	Медведев Николай Яковлевич	27 627 769 919	10,9504
7.	Мугу Байзет Юнусович	27 585 833 590	10,9337
8.	Усольцев Александр Викторович	27 685 706 565	10,9733
9.	Федоров Сергей Анатольевич	27 588 679 545	10,9349

- количество голосов "против" - 127 556 676, что составляет 0,0506% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 1 270 382 067, что составляет 0,5037% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №4:
4.1. по кандидатуре Белоусовой Татьяны Михайловны:
- количество голосов "за" - 27 693 996 775, что составляет 99,3612% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 16 423 662, что составляет 0,0589% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 138 206 877, что составляет 0,4959% от количества голосов, принявших участие в собрании;

4.2. по кандидатуре Комаровой Валентины Пантелеевны:
- количество голосов "за" - 27 693 977 154, что составляет 99,3611% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 17 093 077, что составляет 0,0613% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 138 191 652, что составляет 0,4958% от количества голосов, принявших участие в собрании;

4.3. по кандидатуре Олейник Тамары Федоровны:
- количество голосов "за" - 27 695 275 701, что составляет 99,3658% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 14 378 752, что составляет 0,0516% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 139 513 233, что составляет 0,5005% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №5:
- количество голосов "за" - 27 814 313 145, что составляет 99,2187% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 55 009 769, что составляет 0,1962% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 143 747 623, что составляет 0,5128% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №6:
- количество голосов "за" - 27 773 296 162, что составляет 99,0724% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 205 911 297, что составляет 0,7345% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 28 723 604, что составляет 0,1025% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №7:
- количество голосов "за" - 27 807 104 911, что составляет 99,1930% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 178 198 666, что составляет 0,6357% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 28 283 549, что составляет 0,1009% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №8:
- количество голосов "за" - 27 820 557 362, что составляет 99,2410% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 168 156 109, что составляет 0,5998% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 24 861 380, что составляет 0,0887% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №9:
- количество голосов "за" - 27 817 204 249, что составляет 99,2290% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 167 188 886, что составляет 0,5964% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 29 218 911, что составляет 0,1042% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №10:
- количество голосов "за" - 27 779 688 143, что составляет 99,0952% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 208 097 564, что составляет 0,7423% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 16 740 196, что составляет 0,0597% от количества голосов, принявших участие в собрании.

По вопросу №1 решение
"Утвердить годовой отчет о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках за 2001 год"
принято.

По вопросу №2 решение
"Утвердить распределение прибылей (убытков) ОАО "Сургутнефтегаз" за 2001 год. Объявить выплату дивиденда за 2001 год: по привилегированной акции ОАО "Сургутнефтегаз" - 0,1 рубля, по обыкновенной акции ОАО "Сургутнефтегаз" - 0,033 рубля; выплату дивидендов производить в течение одного года: с 03.06.2002 по 02.06.2003 в определенном Советом директоров порядке"
принято.

По вопросу №3 решение
"Избрать Совет директоров ОАО "Сургутнефтегаз" в следующем составе:
1. ***Ананьев Сергей Алексеевич***
2. ***Анзиряев Юрий Николаевич***
3. ***Богданов Владимир Леонидович***
4. ***Буланов Александр Николаевич***
5. ***Матвеев Николай Иванович***
6. ***Медведев Николай Яковлевич***
7. ***Мугу Байзет Юнусович***
8. ***Усольцев Александр Викторович***
9. ***Федоров Сергей Анатольевич"***

принято.

По вопросу №4 решение:
"Избрать Ревизионную комиссию ОАО "Сургутнефтегаз" в следующем составе:
Белоусова Татьяна Михайловна
Комарова Валентина Пантелеевна
Олейник Тамара Федоровна"
принято.

По вопросу №5 решение
"Утвердить в качестве аудитора ОАО "Сургутнефтегаз" на 2002 год
ООО "Аудиторская фирма "Аваль"
принято.

По вопросу № 6 решение
"Внести изменения и дополнения в устав открытого акционерного общества "Сургутнефтегаз"
принято.

По вопросу № 7 решение
"Внести изменения в порядок ведения общего собрания акционеров ОАО "Сургутнефтегаз"
принято.

По вопросу № 8 решение
"Утвердить положение о Совете директоров ОАО "Сургутнефтегаз" принято.

По вопросу № 9 решение
"Внести изменения в положение о Ревизионной комиссии ОАО "Сургутнефтегаз"
принято.

По вопросу № 10 решение
"Одобрить сделки, которые могут быть совершены в процессе осуществления обычной хозяйственной деятельности между ОАО "Сургутнефтегаз" и его аффилированным лицом, если указанные сделки соответствуют следующим условиям:
- сделка направлена на реализацию предусмотренных Уставом видов и целей деятельности ОАО "Сургутнефтегаз" в пределах суммы сделки, которую вправе

совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ "Об акционерных обществах".
Данное решение сохраняет силу до годового общего собрания акционеров ОАО "Сургутнефтегаз" по итогам 2002 года"
принято.

Дата появления факта (события, действия): ***5.04.2002***
Код: ***0400155A05042002***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Юрьевскнефть";
- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400;
- Доля эмитента в уставном капитале (доля акций) ООО "Юрьевскнефть":
- До изменения: 50%;
- После изменения: 100%;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 5 апреля 2002 года.

43. Сведения о реорганизации эмитента, его дочерних и зависимых обществ.

Реорганизации эмитента, его дочерних и зависимых обществ в отчетном квартале не было.

44. Дополнительная существенная общая информация об эмитенте.

Лица, указанные в пунктах 26.2, 26.9 отчета не являются аффилированными лицами эмитента, но осуществляют функции единоличного исполнительного органа юридических лиц - аффилированных лиц эмитента, указанных в пунктах 26.1,26.8, а физические лица, указанные в пунктах 26.4-26.7 осуществляют функции членов Совета директоров юридического лица - аффилированного лица эмитента, указанных в п.26.3.
В связи с тем, что в электронной форме ежеквартального отчета не предусмотрено внесение в пункт 28 в соответствии с "Положением о ежеквартальном отчете эмитента эмиссионных ценных бумаг" данных о долях участия в уставном капитале эмитента лиц, осуществляющих функции единоличных исполнительных органов, членов коллегиальных исполнительных органов управления, членов Советов директоров (наблюдательных советов) юридических лиц - аффилированных лиц эмитента, данные лица и их доли в уставном капитале эмитента приведены в пункте 26 настоящего отчета.

Данные по долям, принадлежащим лицам в уставном капитале эмитента, а также прочих лиц, приведенные в настоящем Отчете эмитента приведены с точностью до одного знака после запятой, в случае если получается ноль, то данные приводятся с точностью до первого знака после запятой, отличного от ноля. В случаях если это число появляется после шестого знака после запятой или у лица отсутствует доля, то приводится ноль.

Б. Данные о финансово-хозяйственной деятельности эмитента

45. Годовая бухгалтерская отчетность за три последних финансовых года.

За текущий отчетный период не представляется.

46. Бухгалтерская отчетность эмитента за отчетный квартал.

См. Приложение.

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Указанные факты не имели места

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: ***450 171 928 тыс. руб.***

Величина активов эмитента на дату окончания отчетного квартала: ***463 261 515 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

Дата появления факта (фактов): ***30.06.2002***

Описание: ***Увеличение прибыли во 2 квартале 2002 года связано с ростом цен и объемов реализации.***

Абсолютное изменение прибыли (убытков) за отчетный квартал по сравнению с прибылью (убытком) эмитента за квартал, предшествующий отчетному: ***8 610 347 тыс. руб.***

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: ***9 093 233 тыс. руб.***

Значение прибыли (убытков) эмитента за отчетный квартал: ***17 703 580 тыс. руб.***

49. Сведения о формировании и использовании резервного и других специальных фондов эмитента.

2 квартал 2002 года:

Наименование фонда: Резервный фонд
Размер фонда на конец отчетного квартала: 6 514 198
Поступление: 0
Использование: 0
Направление использования: нет

Наименование фонда: Фонд накопления
Размер фонда на конец отчетного квартала: 0
Поступление:0
Использование: 0
Направления использования: нет

Наименование фонда: Фонд социальной сферы
Размер фонда на конец отчетного квартала: 0
Поступление: 0
Использование: 0
Направления использования: нет

Наименование фонда: Фонд потребления
Размер фонда на конец отчетного квартала: 0
Использование: 0
Направление использования: нет

50. Сделки эмитента в отчетном квартале, размер которых составляет 10 и более процентов от активов эмитента на конец квартала, предшествующего отчетному.

Указанные сделки не имели места

51. Сведения о направлении средств, привлеченных эмитентом в результате размещения эмиссионных ценных бумаг.

Указанных направлений использования средств в отчетном квартале нет.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие долгосрочные займы	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Краткосрочные кредиты банков	37 000	30 000	27 000	40 000
в том числе не погашенные в срок	-	-	-	-
Кредиты банков для работников	-	-	-	-
в том числе не погашенные в срок	-	-	-	-
Прочие краткосрочные займы	720 197	4 572 898	900 615	4 392 480
в том числе не погашенные в срок	-	-	-	-

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
краткосрочная	14 926 784	92 711 586	93 721 264	13 917 106
в том числе просроченная	820	33 696	29 847	4 669
из нее длительностью свыше 3 месяцев	820	33 696	29 847	4 669
в том числе по:				
долгосрочная	25 955	100 695	90 360	36 290
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
2) Кредиторская задолженность:				
краткосрочная	7 549 401	75 320 695	74 112 341	8 757 755
в том числе просроченная	4 034	36 845	26 533	14 346
из нее длительностью свыше 3 месяцев	4 034	36 845	26 533	14 346
в том числе по:				
долгосрочная	-	-	-	-
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
Обеспечения:				

полученные	-	-	-	-
в том числе от третьих лиц				
в том числе по:				
выданные	-	-	-	-
в том числе третьим лицам				
в том числе по:				
3) Движение векселей:				
Векселя выданные	-			-
в том числе просроченные				-
в том числе по:				
Векселя полученные	21 000	991 000	987 000	25 000
в том числе просроченные				-
в том числе по:				

54. Финансовые вложения эмитента.

Сведения о финансовых вложениях эмитента на конец отчетного квартала:

Наименование показателя	**Величина вложений на конец отчетного квартала (тыс. руб.)**		
	краткосрочных (до 1 года)	**долгосрочных (свыше 1 года)**	**всего**
Вложения в государственные ценные бумаги Российской Федерации			
Вложения в государственные ценные бумаги субъектов Российской Федерации			
Вложения в ценные бумаги органов местного самоуправления			
Вложения в акции, доли, паи других организаций	-	4 158 083	4 158 083
Вложения в облигации и другие долговые обязательства	-	9 974 421	9 974 421
Иные предоставленные займы	66 624 782	3 058 691	69 683 473
Инвестиции в дочерние общества эмитента	-	40 318 084	40 318 084
Инвестиции в зависимые общества эмитента	-	-	-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке ликвидированы

Наименование организации	**Дата ликвидации**	**Орган, принявший решение о ликвидации**	**Величина вложений (тыс. руб.)**
Итого			-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке признаны банкротами

Наименование организации	**Дата ликвидации**	**Орган, принявший решение о ликвидации**	**Величина вложений (тыс. руб.)**
Итого			-

Величина активов эмитента на дату окончания отчетного квартала (тыс. руб.)	463 261 515

Финансовые вложения в организации, инвестиции в которые составляют 10 и более процентов от активов эмитента на дату окончания отчетного квартала

Наименование организации	**Величина вложений (тыс. руб.)**	**Доля в активах**
Итого	-	0 %

55. Другая существенная информация о финансово-хозяйственной деятельности эмитента

Заемщики, сумма кредита (займа) которых составляет 10 и более процентов от остатка заемных средств на конец отчетного периода, указаны в приложении 2.

В. Данные о ценных бумагах эмитента

56. Сведения об акциях эмитента.

Порядковый номер выпуска: ***1***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***14 773 595***
Общий объем выпуска: ***14 773 595***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***
Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***59 094 380***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
Торговля не осуществляется

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***1***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***4 924 532***

Общий объем выпуска: ***4 924 532***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***
Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***19 698 128***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
Торговля не осуществляется

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***2***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***3 848 533 277***
Общий объем выпуска: ***3 848 533 277***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***3 841 134 700***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***

Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 3 833 759 682 рубля.

Порядковый номер выпуска: ***2***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***1 282 844 512***
Общий объем выпуска: ***1 282 844 512***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 280 378 320***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 1 277 919 980 рублей.

Порядковый номер выпуска: ***3***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***282 064 241***
Общий объем выпуска: ***282 064 241***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***открытая подписка***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***282 064 241***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***3***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***60 000 000***
Общий объем выпуска: ***60 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***5.04.1996***
Регистрационный номер: ***МФ 67-1-01184***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 6.04.1996 по 10.04.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***60 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.05.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***4***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***500 000 000***
Общий объем выпуска: ***500 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01430***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***4***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***34 021 327***
Общий объем выпуска: ***34 021 327***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01431***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***34 021 327***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***5***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***18 492 795 764***
Общий объем выпуска: ***18 492 795 764***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***1-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***18 492 795 764***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***5***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***5 497 598 588***
Общий объем выпуска: ***5 497 598 588***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***2-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 497 598 588***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***6***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***830 000 000***
Общий объем выпуска: ***830 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***24.10.1997***
Регистрационный номер: ***2-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 13.11.1997 по 13.11.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***830 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***25.11.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***6***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***610 000 000***
Общий объем выпуска: ***610 000 000***

Сведения о государственной регистрации выпуска:

Дата регистрации: ***22.12.1997***
Регистрационный номер: ***1-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***
Период размещения: ***с 10.02.1998 по 19.05.1998***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***610 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***30.06.1998***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: *7*
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг выпуска: ***12 000 000 000***
Общий объем выпуска: ***12 000 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***18.04.2000***
Регистрационный номер: ***1-07-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***
Период размещения: ***с 10.05.2000 по 11.05.2000***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***12 000 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***26.06.2000***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. п.62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

57. Сведения об облигациях эмитента.

Выпуски облигаций не производились

Г. Другие данные о ценных бумагах эмитента.

58, 59, 60. Права владельцев акций эмитента. Дивиденды по акциям эмитента.

58.1

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции обыкновенные именные бездокументарные***

Права владельца акций данной категории (типа):

Обыкновенная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:
- право одного голоса при решении вопросов, поставленных на голосование на общем собрании акционеров, за исключением выборов членов Совета директоров Общества (Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащей ему акции полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества);
- право на получение дивиденда из чистой прибыли Общества после выплаты дивидендов по привилегированным акциям;
- право на часть имущества Общества при ликвидации Общества (после расчетов с кредиторами и владельцами привилегированных акций);
- право требовать выкупа Обществом принадлежащих ему акций в случаях:

реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;

внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих иго права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании

- право на участие в общем собрании акционеров, как лично, так и через представителей, в качестве которых могут выступать, в том числе, другие акционеры Общества, а также его должностные лица;
- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".
В случае размещения Обществом посредством открытой подписки голосующих акций и ценных бумаг, конвертируемых в голосующие акции, с их оплатой деньгами, акционеры - владельцы голосующих акций Общества имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.
Акция Общества может находиться в совместной собственности двух или

нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

Дивиденды по акциям данной категории (типа):

Период: ***1999 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.02***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***714 519 894.1***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.041***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 464 765 788.7***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.033***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 178 957 825.2***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2002 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2002 г., II квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

58.2

Категория акций: ***привилегированные***

Тип акций:

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции привилегированные именные бездокументарные***

Права владельца акций данной категории (типа):

Привилегированная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:

- право на получение ежегодного фиксированного дивиденда. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции, устанавливается в размере 10% чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25% уставного

капитала Общества. При этом если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции, размер дивиденда, выплачиваемого по последним, должен быть увеличен до размера дивиденда, выплачиваемого по обыкновенным акциям. Общество не имеет право выплачивать дивиденды по привилегированным акциям иначе, как в порядке, предусмотренном Уставом Общества;

- право голоса на собрании акционеров при решении на общем собрании акционеров вопросов о реорганизации и ликвидации Общества, о внесении изменений и дополнений в Устав Общества, затрагивающих права и интересы владельцев привилегированных акций;

- право на часть имущества Общества при ликвидации Общества;

- право участвовать в общем собрании акционеров с правом голоса по всем вопросам его компетенции, начиная с собрания, следующего за годовым общим собранием акционеров, на котором независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям этого типа. Право акционеров - владельцев привилегированных акций участвовать в общем собрании акционеров прекращается с момента первой выплаты по указанным акциям дивидендов в полном размере;

- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".

- в случае приобретения права голоса - требовать выкупа Обществом принадлежащих ему акций при:

реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;

внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих иго права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании.

Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

Дивиденды по акциям данной категории (типа):

Период: ***1999 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.086***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***662 371 849.09***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.18***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 386 359 682.3***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.1***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***770 199 823.5***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2002 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2002 г., II квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

61. Ограничения в обращении ценных бумаг.

См. пункты 56 и 57

62. Другая существенная информация о ценных бумагах эмитента.

Общая сумма начисленных дивидендов по обыкновенным и привилегированным акциям составляет за 1999 год - 1 376 891 743,19 руб., за 2000 год - 2 851 125 471,04 руб., за 2001 год - 1 949 157 648,77 руб. Общая сумма фактически выплаченных дивидендов по акциям эмитента составляет за 1999 год - 1 192 931 197,03 руб., за 2000 год - 2 431 751 115,09 руб., за 2001 год - 492 850 649,46 руб.

Рыночная информация об акциях эмитента.
Обыкновенные и привилегированные акции эмитента торгуются на ЗАО "Санкт-Петербургская валютная биржа" (акции всех выпусков), ЗАО "Московская межбанковская валютная биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Московская фондовая биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Фондовая биржа "Санкт-Петербург" (акции выпусков 87-1-664, МФ 67-1-01184, 1-05-00155-А, 2-05-00155-А) и на внебиржевом рынке. С 18 июня 2002 года обыкновенные и привилегированные именные акции ОАО "Сургутнефтегаз" в соответствии с Правилами допуска к обращению и листинга включены в Котировальный лист 2-го уровня на НП "Фондовая биржа РТС".

Сведения о программах американских депозитарных расписок на акции эмитента.
Американские депозитарные расписки, выпущенные на обыкновенные акции ОАО "Сургутнефтегаз" торгуются на:- "Frankfurter WertpapierBoerse";- "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier";- "Bayerische Borse";- "NASD OTC BULLETIN Board". Американские депозитарные расписки, выпущенные на привилегированные акции ОАО "Сургутнефтегаз" торгуются на: - "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier"; - "Bayerische Borse"; - "NASD OTC BULLETIN Board".

Информация о программе ADR на обыкновенные именные акции Общества:
Дата начала действия программы - 30 декабря 1996 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели . Основные условия программы: Тип программы - спонсируемая, 1-го уровня. Количество обыкновенных именных акций Общества, представленных одной американской депозитной акцией - 50 штук.

Информация о программе ADR на привилегированные именные акции Общества:
Дата начала действия программы - март 1998 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели. Основные условия программы: Тип программы - спонсируемая, 1-го уровня. Количество привилегированных именных акций Общества, представленных одной американской депозитной акцией - 100 штук.

ПРИЛОЖЕНИЕ

Бухгалтерская отчетность
за 1-е полугодие 2002 года

УЧЕТНАЯ ПОЛИТИКА

БУХГАЛТЕРСКИЙ БАЛАНС

		Коды
	Форма № 1 по ОКУД	0710001
на **30 июня 2002 г.**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКДП	
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	
Единица измерения: **тыс. руб.**	по ОКЕИ	

АКТИВ	**Код стр.**	**На начало отчетного периода**	**На конец отчетного периода**
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	113 087	111 387
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	113 087	111 387
организационные расходы	112		
деловая репутация организации	113		
Основные средства (01, 02, 03)	120	218 419 140	215 907 400
земельные участки и объекты природопользования	121	3 514	3 514
здания, машины и оборудование	122	218 415 626	215 903 886
Незавершенное строительство (07, 08, 16, 61)	130	6 991 116	11 548 957
Доходные вложения в материальные ценности (03)	135		
имущество для передачи в лизинг	136		
имущество, предоставляемое по договору проката	137		
Долгосрочные финансовые вложения (06,82)	140	62 938 390	57 509 279
инвестиции в дочерние общества	141	40 314 340	40 318 084
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	4 843 183	4 158 083
займы, предоставленные организациям на срок более 12 месяцев	144	1 993 323	1 991 442
прочие долгосрочные финансовые вложения	145	15 787 544	11 041 670
Прочие внеоборотные активы	150		
ИТОГО по разделу I	190	288 461 733	285 077 023
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	15 413 213	14 786 049
сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	9 483 672	8 968 700
животные на выращивании и откорме (11)	212	16 291	20 591
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	162 240	206 724
готовая продукция и товары для перепродажи (16, 40, 41)	214	1 029 158	754 051
товары отгруженные (45)	215	429 285	536 170
расходы будущих периодов (31)	216	4 074 202	4 105 381
прочие запасы и затраты	217	218 365	194 432
Налог на добавленную стоимость по приобретенным ценностям (19)	220	1 384 306	1 598 987
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	25 955	36 290
покупатели и заказчики (62, 76, 82)	231		
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234		
прочие дебиторы	235	25 955	36 290
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	14 926 784	13 917 106
покупатели и заказчики (62, 76, 82)	241	9 000 860	12 183 309
векселя к получению (62)	242	21 000	25 000
задолженность дочерних и зависимых обществ (78)	243		
задолженность участников (учредителей) по взносам в уставный капитал (75)	244		
авансы выданные (61)	245	2 497 510	1 147 810

прочие дебиторы	246	3 407 414	560 987
Краткосрочные финансовые вложения (56,58,82)	250	24 254 744	66 624 782
займы, предоставленные организациям на срок менее 12 месяцев	251	55 643	38 906
собственные акции, выкупленные у акционеров	252		
прочие краткосрочные финансовые вложения	253	24 199 101	66 585 876
Денежные средства	260	91 661 977	81 221 278
касса (50)	261	544	781
расчетные счета (51)	262	3 234 017	3 364 185
валютные счета (52)	263	987 505	94 434
прочие денежные средства (55, 56, 57)	264	87 439 911	77 761 878
Прочие оборотные активы	270		
ИТОГО по разделу II	290	147 666 979	178 184 492
БАЛАНС (сумма строк 190 + 290)	300	436 128 712	463 261 515

ПАССИВ	**Код стр.**	**На начало отчетного периода**	**На конец отчетного периода**
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	43 427 993	43 427 993
Добавочный капитал (87)	420	236 021 546	236 013 398
Резервный капитал (86)	430	6 514 198	6 514 198
резервы, образованные в соответствии с законодательством	431	6 514 198	6 514 198
резервы, образованные в соответствии с учредительными документами	432		
Фонд социальной сферы (88)	440		
Целевые финансирование и поступления (96)	450	6 179 551	3 366 863
Нераспределенная прибыль прошлых лет (88)	460	128 916 138	86 046 647
Нераспределенная прибыль прошлых лет (84), рассчитанная от курсовых разниц	461	38 635 649	38 635 649
Затраты за счет прибыли прошлых лет (84)	462	(40 913 614)	
Непокрытый убыток прошлых лет (88)	465		
Нераспределенная прибыль отчетного года (88)	470		19 945 302
Прибыль отчетного года, рассчитанная от курсовых разниц	471		5 705 759
Непокрытый убыток отчетного года (88)	475		
ИТОГО по разделу III	490	418 781 461	439 655 809
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95)	510	-	-
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	-	
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	-	-
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90, 94)	610	757 197	4 432 480
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	37 000	40 000
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	720 197	4 392 480
Кредиторская задолженность	620	7 549 401	8 757 755
поставщики и подрядчики (60, 76)	621	3 189 783	3 080 279
векселя к уплате (60)	622		
задолженность перед дочерними и зависимыми обществами (78)	623		
задолженность перед персоналом организации (70)	624	1 791 521	1 671 029
задолженность перед государственными внебюджетными фондами (69)	625	386 869	521 389
задолженность перед бюджетом (68)	626	1 577 430	2 993 773
авансы полученные (64)	627	371 574	47 382
прочие кредиторы	628	232 224	443 903
Задолженность участникам (учредителям) по выплате доходов (75)	630	1 203 758	1 431 869
Доходы будущих периодов (83)	640	5 608 593	6 749 418
Резервы предстоящих расходов (89)	650	2 228 302	2 234 184
Прочие краткосрочные обязательства	660		
ИТОГО по разделу V	690	17 347 251	23 605 706

БАЛАНС (сумма строк 490 + 590 + 690)	700	436 128 712	463 261 515

СПРАВКА
О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код стр.	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства (001)	910	-	-
в том числе по лизингу	911		
Товарно - материальные ценности, принятые на ответственное хранение (002)	920	1 790	1 293
Товары, принятые на комиссию (004)	930		
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	27 974	55 725
Обеспечения обязательств и платежей полученные (008)	950	3 311 496	654 337
Обеспечения обязательств и платежей выданные (009)	960		
Износ жилищного фонда (014)	970	141 253	154 451
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	980	13 366	15 152
приватизированные квартиры	990	35 049	30 250
износ объектов, приобретенных за счет финансирования бюджета	991	1 318 407	1 267 475

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

		Коды
	Форма № 2 по ОКУД	0710002
на **30 июня 2002 г.**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКДП	
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	
Единица измерения: **тыс. руб.**	по ОКЕИ	

Наименование показателя	Код стр.	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	80 593 546	73 159 060
В том числе от продажи:	011	80 593 546	73 159 060
Себестоимость проданных товаров, продукции, работ, услуг	020	49 441 162	32 164 579
В том числе проданных:	021	49 441 162	32 164 579
Валовая прибыль	029	31 152 384	40 994 481
Коммерческие расходы	030	5 535 224	4 777 296
Управленческие расходы	040		
Прибыль (убыток) от продаж (строки (010 - 020 - 030 - 040))	050	25 617 160	36 217 185
II. Операционные доходы и расходы			
Проценты к получению	060	1 861 159	2 694 137
Проценты к уплате	070		8 647
Доходы от участия в других организациях	080		
Прочие операционные доходы	090	47 613 760	441 634
Прочие операционные расходы	100	49 490 685	1 034 789
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	1 736 276	166 468
Внереализационные доходы (курсовая разница)	121	5 873 884	4 016 981
Внереализационные расходы	130	540 857	654 315
Внереализационные расходы (курсовая разница)	131	168 125	700 974
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	26 796 813	37 821 673
Прибыль рассчитанная от курсовых разниц (121-131)	141	5 705 759	3 316 007
Налог на прибыль и иные аналогичные обязательные платежи	150	6 851 511	9 300 355
Прибыль (убыток) от обычной деятельности	160	19 945 302	28 521 318
Прибыль рассчитанная от курсовых разниц (141)	161	5 705 759	3 316 007
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170		
Чрезвычайные расходы	180		
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190		

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За аналогичный период предыдущего года	
		прибыль	убыток	прибыль	убыток
1	2	3	4	5	6
Штрафы, пени и неустойки признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	32 185	266	5 454	29
Прибыль (убыток) прошлых лет	220	28 960	21 367	79 669	246 058
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230		431		514
Курсовые разницы по операциям в иностранной валюте	240	5 873 884	168 125	4 016 981	700 974
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250				
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	6 987	106	318	2 165

Прочая информация по бухгалтерской отчетности за 1-е полугодие 2002 года

В связи с несоответствием форм бухгалтерской отчетности электронной анкеты ФКЦБ формам бухгалтерской отчетности эмитента, составленных в соответствии с Приказом Министерства финансов "О формах бухгалтерской отчетности организаций" от 13 января 2000 г. №4н, в 470 строке 1-й формы указана прибыль от обычной деятельности отчетного периода.

Приложение 2

Сведения о величине заемных средств, полученные эмитентом за 2 квартал.2002 года:

Заемщики, сумма кредита (займа) по которым составляет более 10% от величины заемных средств на конец отчетного квартала.

Тыс.руб.

Наименование	Остаток на начало года	Получено	Погашено	Остаток на конец отчетного квартала
ООО «ПО «Киришинефтеоргсинтез»	0	2 621 097	294	2 620 803
ООО «Страховое общество «Сургутнефтегаз»	35 515	1 497 262	485 367	1 047 410